EXHIBIT 2.1
AGREEMENT AND PLAN OF MERGER
NATIONAL OILWELL VARCO, INC.,
NOV SUB, INC.
and
GRANT PRIDECO, INC.
Dated as of December 16, 2007

i

ii

iii

AGREEMENT AND PLAN OF MERGER
     AGREEMENT AND PLAN OF MERGER (the “Agreement”), dated as of December 16, 2007, by and among National Oilwell Varco, Inc., a Delaware corporation (“Parent”), NOV Sub, Inc., a Delaware corporation (“Merger Sub”), and Grant Prideco, Inc., a Delaware corporation (the “Company”).
     WHEREAS, the respective Boards of Directors of Parent, Merger Sub and the Company have each approved this Agreement and the merger of the Company with and into Merger Sub on the terms and subject to the conditions set forth in this Agreement, whereby each issued share of common stock, par value $0.01 per share, of the Company (“Company Common Stock”) not owned by Parent, Merger Sub or the Company, and other than Dissenting Shares, shall be converted into the right to receive (1) a portion of a share of common stock, par value $0.01 per share, of Parent (“Parent Common Stock”) and (2) cash consideration (the “Cash Consideration” and, collectively with such Parent Common Stock, the “Merger Consideration”) as set forth in this Agreement;
     WHEREAS, in order to effectuate the foregoing, the Company, upon the terms and subject to the conditions of this Agreement and in accordance with the Delaware General Corporation Law (the “DGCL”), will merge with and into Merger Sub, with Merger Sub surviving the merger (the “Merger”); and
     WHEREAS, for Federal income tax purposes, the Company and Parent intend that (i) the Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) and (ii) Parent, Merger Sub and the Company will be parties to such reorganization within the meaning of Section 368 of the Code.
     NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below, the parties agree as follows:
ARTICLE I.
THE MERGER
          Section 1.01 The Merger. Upon the terms and subject to the conditions of this Agreement and in accordance with the applicable provisions of the DGCL, at the Effective Time, the Company shall merge with and into Merger Sub, the separate corporate existence of the Company shall cease and Merger Sub shall continue as the surviving entity. Merger Sub, as the surviving entity after the Merger, is hereinafter sometimes referred to as the “Survivor.”
          Section 1.02 Effective Time of the Merger. As early as practicable on the Closing Date, the parties shall cause the Merger to be consummated by filing with the Secretary of State of the State of Delaware a certificate of merger or other appropriate documents (in any such case, the “Certificate of Merger”) in accordance with the relevant provisions of the DGCL and in a form as mutually agreed to by the Company and Parent. At or prior to consummation of the Merger, the parties shall make all other filings, recordings or publications required under the DGCL in connection with the Merger. The Merger shall become effective on the date and at the time of the filing of the Certificate of Merger with the Delaware Secretary of State in accordance with the DGCL, or at such other time as the parties may agree and specify in such filings in accordance with applicable Law (the time the Merger becomes effective being the “Effective Time”).
          Section 1.03 Closing. The closing of the Merger (the “Closing”) will take place at 10:00 a.m., Houston time, on a date (the “Closing Date”) to be specified by the Company and Parent, which date shall be no later than the second Business Day after the satisfaction or waiver of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied as of the Closing), at the offices of the Company at the address indicated in Section 9.02 unless another date, place or time is agreed to in writing by the Company and Parent.
          Section 1.04 Effects of the Merger. At the Effective Time, the effect of the Merger shall be as provided by applicable Law, including the DGCL. Without limiting the generality of the foregoing and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company and Merger Sub will vest in the Survivor, and all of the debts, Liabilities and duties of the Company and Merger Sub will become the debts, Liabilities and duties of the Survivor.
          Section 1.05 Certificate of Incorporation and Bylaws. At the Effective time, the certificate of incorporation of Merger Sub, as in effect immediately prior to the Effective Time, shall be the certificate of incorporation of the Survivor until thereafter changed or amended as provided therein or by applicable Law. The bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the bylaws of the Survivor until thereafter changed or amended as provided therein or by applicable Law.
          Section 1.06 Officers and Directors of the Survivor. The officers of the Company as of the Effective Time shall be the officers of the Survivor, until the earlier of their resignation or removal or otherwise ceasing to be officers or until their respective successors are duly elected and qualified, as the case may be. The directors of Merger Sub as of the Effective Time shall be the directors of the Survivor until the earlier of their resignation or removal or otherwise ceasing to be directors or until their respective successors are duly elected and qualified, as the case may be.
ARTICLE II.
CONVERSION OF SECURITIES
          Section 2.01 Conversion of Capital Stock. As of the Effective Time, by virtue of the Merger and without any action on the part of the Company or Merger Sub or the holder of any shares of capital stock of the Company, Parent or Merger Sub:
               (a) Cancellation of Treasury Stock and Parent-Owned Stock. All shares of Company Common Stock that are owned by the Company as treasury stock and any shares of Company Common Stock owned by Parent or any Subsidiary of Parent, including Merger Sub, shall be canceled and retired and shall cease to exist and no consideration, including Parent Common Stock or other Merger Consideration, shall be delivered in exchange therefor.
               (b) Exchange Ratio for Company Common Stock. Subject to Section 2.02, each issued and outstanding share of Company Common Stock (other than shares to be canceled in accordance with Section 2.01(a) and Dissenting Shares) shall be converted into the right to receive (1) .4498 of a fully paid and nonassessable share (the “Exchange Ratio”) of Parent Common Stock and (2) $23.20 of Cash Consideration. All such shares of Company Common Stock, when so converted, shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate representing any such shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration and any cash in lieu of fractional shares of Parent Common Stock to be issued or paid in consideration therefor and any dividends or other distributions to which holders become entitled upon the surrender of such certificate in accordance with Section 2.02, without interest. Notwithstanding the foregoing, if between the date of this Agreement and the Effective Time the outstanding shares of Parent Common Stock or Company Common Stock shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, or any similar event shall have occurred, then the Exchange Ratio and the Cash Consideration contemplated shall be correspondingly adjusted to provide to Parent and the holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such event.
               (c) Merger Sub Common Stock. Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall remain issued, outstanding and unchanged as a validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Survivor at the Effective Time.
          Section 2.02 Exchange of Certificates. The procedures for exchanging certificates which immediately prior to the Effective Time represented outstanding shares of Company Common Stock for certificates representing shares of Parent Common Stock and the Cash Consideration pursuant to the Merger are as follows:
               (a) Exchange Agent. At the Effective Time, Parent shall make available to a bank or trust company designated by Parent and the Company (the “Exchange Agent”), in trust for the benefit of the holders of certificates which immediately prior to the Effective Time represented outstanding shares of Company Common Stock, for exchange in accordance with this Section 2.02, through the Exchange Agent, certificates representing the shares of Parent Common Stock, the Cash Consideration and an estimated amount of cash in lieu of fractional shares (such certificates representing shares of Parent Common Stock, together with any dividends or distributions with respect thereto, the Cash Consideration and cash in lieu of fractional shares being hereinafter referred to as the “Exchange Fund”) issuable pursuant to Section 2.01 upon conversion of outstanding shares of Company Common Stock. The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Parent. Any interest and other income resulting from such investments shall be the property of, and be paid to, Parent.
               (b) Exchange Procedures. As soon as reasonably practicable after the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of Company Common Stock (the “Certificates”) whose shares were converted pursuant to Section 2.01 into the right to receive shares of Parent Common Stock and Cash Consideration (i)

a letter of transmittal which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as the Company and Parent may reasonably specify and (ii) instructions for effecting the surrender of the Certificates in exchange for certificates representing shares of Parent Common Stock and the Cash Consideration (plus cash in lieu of fractional shares, if any, of Parent Common Stock as provided below). Upon surrender of a Certificate to the Exchange Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor a certificate representing that number of whole shares of Parent Common Stock into which the holder’s shares of Company Common Stock were converted pursuant to Section 2.01(b) and a check representing (1) the Cash Consideration and (2) cash in lieu of fractional shares which the holder has the right to receive pursuant to Section 2.02(e) and any dividends or other distributions which the holder has the right to receive pursuant to Section 2.02(c), and the Certificate so surrendered shall immediately be canceled. In the event of a transfer of ownership of Company Common Stock which is not registered in the transfer records of the Company, a certificate representing the proper number of shares of Parent Common Stock determined in accordance with Section 2.01(b) and a check representing (1) the Cash Consideration and (2) cash in lieu of fractional shares which the holder is entitled to receive pursuant to Section 2.02(e) and any dividends or other distributions which the holder is entitled to receive pursuant to Section 2.02(c) may be issued to a transferee if the Certificate representing such Company Common Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 2.02, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive, upon such surrender, a certificate representing shares of Parent Common Stock into which the holders of shares of Company Common Stock were converted pursuant to Section 2.01(b) and a check representing (1) the Cash Consideration and (2) cash in lieu of any fractional shares of Parent Common Stock as contemplated by Section 2.02(e) and any dividends or other distributions pursuant to Section 2.02(c).
               (c) Treatment of Unexchanged Shares. No dividends or other distributions declared or made with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the certificates representing shares of Parent Common Stock represented thereby that the holder would be entitled to upon surrender of such Certificate and no cash payment of the Cash Consideration or in lieu of fractional shares as contemplated by subsection (e) below shall be paid to any such holder until the holder of such Certificate shall surrender such Certificate in accordance with this Section 2.02. Subject to the effect of applicable Laws, following surrender of any such Certificate, there shall be paid to the holder of the Certificates representing whole shares of Parent Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the Cash Consideration and the amount of any cash payable in lieu of a fractional share of Parent Common Stock to which such holder is entitled pursuant to subsection (e) below and the amount of dividends or other distributions with a record date after the Effective Time previously paid with respect to such whole shares of Parent Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole shares of Parent Common Stock. For purposes of determining quorums at meetings of stockholders of Parent and the stockholders of Parent entitled to notice of, and to vote at, meetings of stockholders, holders of unsurrendered Certificates shall be considered record holders of the shares of Parent Common Stock represented thereby.
               (d) No Further Ownership Rights in Company Common Stock. All shares of Parent Common Stock issued upon the surrender for exchange of Certificates in accordance with the terms hereof and any cash paid pursuant to subsection (b), (c) or (e) of this Section 2.02 shall be deemed to have been issued or paid in full satisfaction of all rights pertaining to the shares of Company Common Stock represented thereby. Notwithstanding the foregoing, the Survivor is obligated to pay any dividends or make any other distributions with a record date prior to the Effective Time which may have been declared or made by the Company on shares of Company Common Stock in accordance with the terms of this Agreement (to the extent permitted under Section 5.01) prior to the date hereof and which remain unpaid at the Effective Time. From and after the Effective Time, there shall be no further registration of transfers on the stock transfer books of the Company of the shares of Company Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Survivor or the Exchange Agent for any reason, they shall be canceled and exchanged as provided in this Section 2.02.
               (e) No Fractional Shares. No certificate or scrip representing fractional shares of Parent Common Stock shall be issued in the Merger or upon the surrender for exchange of Certificates, and such fractional share interests will not entitle the owner thereof to vote or to any other rights of a stockholder of Parent. Notwithstanding any other provision of this Agreement, each holder of shares of Company Common Stock converted pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after taking into account all Certificates delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional amount multiplied by the average of the last reported sales prices of Parent Common Stock, as reported on the New York Stock Exchange (“NYSE”) Composite Transactions Tape (as reported in The Wall Street Journal or, if not reported therein, in another authoritative source mutually selected by Parent and the Company), on each of the ten consecutive trading days immediately preceding the date of the Effective Time.
               (f) Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of Certificates for 180 days after the Effective Time shall be delivered to Parent or otherwise on the instruction of the Survivor, and any holders of Certificates who have not previously complied with this Section 2.02 shall thereafter look only to Parent for the certificates representing shares of Parent Common Stock, the Cash Consideration, any cash in lieu of fractional shares of Parent Common Stock and any dividends or distributions with respect to Parent Common Stock to which such holders are entitled pursuant to Sections 2.01 and 2.02. Any portion of the Exchange Fund which remains undistributed to the holders of Certificates for five years after the Effective Time (or such earlier date immediately prior to such time as the Exchange Fund would otherwise escheat or become the property of any public official or government) shall, to the extent permitted by Law, become the property of

Parent free and clear of any claims or interest of any holders of Certificates previously entitled thereto.
               (g) No Liability. None of Parent, the Survivor, the Exchange Agent or any party hereto shall be liable to any former holder of shares of Company Common Stock for any portion of the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.
               (h) Withholding Rights. Each of the Exchange Agent, Parent and the Survivor shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any former holder of shares of Company Common Stock such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code and the rules and regulations promulgated thereunder, or any provision of state, local or foreign Tax Law. To the extent that amounts are so withheld by the Exchange Agent, Parent or the Survivor, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Common Stock in respect of which such deduction and withholding was made by the Exchange Agent, Parent or the Survivor.
               (i) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such person of a bond in such reasonable amount as Parent may direct as indemnity against any claim that may be made against it on account of the alleged loss, theft or destruction of such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the certificate representing the shares of Parent Common Stock, the Cash Consideration, any cash in lieu of fractional shares, and unpaid dividends and distributions on the certificate deliverable in respect thereof pursuant to this Agreement.
          Section 2.03 Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, no share of Company Common Stock, the holder of which shall not have voted in favor of or consented in writing to the Merger and shall have properly complied with the provisions of Section 262 of the DGCL as to appraisal rights (a “Dissenting Share”), shall be deemed converted into and to represent the right to receive Merger Consideration hereunder; and the holders of Dissenting Shares, if any, shall be entitled to such rights (but only such rights) as are granted by Section 262 of the DGCL; provided, however, that if any holder of Dissenting Shares shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262 of the DGCL or a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262 of the DGCL, then such holder or holders (as the case may be) shall forfeit such rights as are granted by Section 262 and each such Dissenting Share shall thereupon be deemed to have been converted into, as of the Effective Time, the right to receive the Merger Consideration, without any interest thereon, upon surrender, in the manner provided in Section 2.02, of the certificate or certificates that formerly evidenced such shares of Company Common Stock. The Company shall give Parent prompt notice of any written demands for appraisal of any Company Common Stock and the opportunity to participate in all negotiations and proceedings with respect to demands for appraisal under the DGCL. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for appraisal of Company Common Stock, or offer to settle or settle any such demands. Any amount payable to any holder of Dissenting Shares exercising appraisal rights shall be paid in accordance with the DGCL solely by the Survivor from its own funds.
          Section 2.04 Fixed Consideration. Notwithstanding any provision of this Agreement to the contrary, the parties agree that .4498 of a share of Parent Common Stock represents greater than 40% of the total value of the Merger Consideration per share of Company Common Stock determined as of the date of this Agreement, based on the closing sales price of Parent Common Stock on the NYSE Composite Transactions Tape (as reported by The Wall Street Journal or, if not so reported therein, in another authoritative source mutually selected by Parent and the Company) for the last trading day preceding the date of this Agreement.
ARTICLE III.
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
          The Company represents and warrants to Parent and Merger Sub that the statements contained in this Article III are true and correct except as set forth herein and in the disclosure letter delivered by the Company to Parent and Merger Sub on or before the date of this Agreement (the “Company Disclosure Letter”). The Company Disclosure Letter shall be arranged in paragraphs corresponding to the numbered and lettered paragraphs contained in this Article III and the disclosure in any paragraph shall qualify other paragraphs in this Article III only to the extent that it is reasonably apparent from a reading of such disclosure that it also qualifies or applies to such other paragraphs.
          Section 3.01 Organization of the Company. Each of the Company and its Subsidiaries is a corporation or unincorporated entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization, has all requisite corporate or entity power to own, lease and operate its property and to carry on its business as now being conducted and as proposed to be conducted, and is duly qualified to do business and is in good standing as a foreign corporation or organization in each jurisdiction in which the failure to be so qualified would reasonably be expected to have a Company Material Adverse Effect. Except as set forth in Company SEC Reports filed prior to the date hereof, neither the Company nor any of its Subsidiaries directly or indirectly owns any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for, any corporation, partnership, joint venture or other business association or entity, excluding securities in any publicly traded company held for investment by the Company or its Subsidiaries and comprising less than five percent (5%) of the outstanding stock of such company.
          Section 3.02 Company Capital Structure.
               (a) The authorized capital stock of the Company consists of 300,000,000 shares of Company Common Stock and 10,000,000 shares of Preferred Stock, par value $0.01 per share (“Company Preferred Stock”). As of December 12, 2007, (i) 125,941,284 shares of Company Common Stock were issued and outstanding, of which 783,656 were subject to vesting or other forfeiture restrictions or repurchase conditions (such shares, together with any similar shares issued after December 12, 2007, the “Company Restricted Shares”), (ii) no shares of Company Preferred Stock were issued and outstanding, (iii) 10,194,829 shares of Company

Common Stock and no shares of Company Preferred Stock were held in the treasury of the Company or by Subsidiaries of the Company, (iv) a sufficient number of shares of Company Common Stock were reserved and available for issuance pursuant to the Company’s 2006 Long-Term Incentive Plan, 2001 Stock Option and Restricted Stock Plan, 2000 Employee Stock Option and Restricted Stock Plan, 2000 Non-Employee Director Stock Option Plan and Employee Stock Purchase Plan (the “ESPP”) (such plans, collectively, the “Company Stock Plans”), of which (A) 2,223,888 shares of Company Common Stock were subject to outstanding options (other than rights under the ESPP) to acquire shares of Company Common Stock from the Company (such options, whether granted pursuant to a Company Stock Plan and the 32,842 shares of Company Common Stock referred to in clause (v) below, together with any similar options granted after December 12, the “Company Stock Options”) and (B) 137,150 shares of Company Common Stock were subject to outstanding purchase rights under the ESPP (determined by dividing the value of all accumulated payroll deductions under the ESPP from January 1, 2007 through the last payroll period that ended immediately prior to December 12, 2007 by $31.96), (v) 32,842 shares of Company Common Stock were subject to outstanding Company Stock Options that were not granted under a Company Stock Plan and (vi) 624,761 Company Stock Equivalents were outstanding under the Company’s Executive Deferred Compensation Plan, Foreign Executive Deferred Compensation Plan and Deferred Compensation Plan for Non-Employee Directors (such plans, collectively, the “Deferred Compensation Plans”). For purposes of this Agreement, a “Company Stock Equivalent” shall mean a stock equivalent with respect to one share of Company Common Stock granted by the Company under a Deferred Compensation Plan. Except for (x) the issuance of shares of Company Common Stock in connection with the exercise of Company Stock Options, (y) the issuance of Company Stock Equivalents pursuant to the Deferred Compensation Plans and (z) the grant of purchase rights pursuant to the ESPP, no change in such capitalization has occurred between December 12, 2007 and the date of this Agreement. All outstanding shares of Company Common Stock are duly authorized, validly issued, fully paid and nonassessable. All shares of Company Common Stock subject to issuance as specified above will be duly authorized and, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be validly issued, fully paid and nonassessable. There are no obligations, contingent or otherwise, of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of Company Common Stock or the capital stock of any Subsidiary or to provide funds to or make any material investment (in the form of a loan, capital contribution or otherwise) in any such Subsidiary or any other entity other than guarantees of obligations of Subsidiaries entered into in the ordinary course of business and other than pursuant to (x) the Company’s 401(k) Savings Plan (the “Company 401(k) Plan”), (y) the Company Stock Plans and (z) the Deferred Compensation Plans. The Company has not repurchased any outstanding shares of Company Common Stock since December 12, 2007, other than pursuant to the Company 401(k) Plan or the Deferred Compensation Plans or in connection with the exercise of Company Stock Options or the withholding of shares of Company Common Stock to satisfy Tax withholding obligations with respect to awards under the Company Stock Plans. All of the outstanding shares of capital stock of each of the Company’s Subsidiaries are duly authorized, validly issued, fully paid and nonassessable and all such shares (other than directors’ qualifying shares in the case of foreign Subsidiaries) are owned by the Company or another Subsidiary of the Company free and clear of all Liens, agreements or limitations on the Company’s voting rights.

               (b) As of the date hereof, except as set forth in this Section 3.02 or as reserved for future grants of securities under the Company Stock Plans, there are no equity securities of any class of the Company or any securities exchangeable into or exercisable for such equity securities, issued, reserved for issuance or outstanding. As of the date hereof, except as set forth in this Section 3.02 and other than obligations pursuant to the Company 401(k) Plan, there are no options, warrants, equity securities, calls, rights, commitments or agreements of any character to which the Company or any of its Subsidiaries is a party or by which it is bound obligating the Company or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of equity securities of any class of the Company or any of its Subsidiaries, or any securities exchangeable into or exercisable for such equity securities, or obligating the Company or any of its Subsidiaries to grant, extend, accelerate the vesting of or enter into any such option, warrant, equity security, call, right, commitment or agreement. To the best knowledge of the Company, there are no voting trusts, proxies or other voting agreements or understandings with respect to the shares of capital stock of the Company.
          Section 3.03 Authority; No Conflict; Required Filings and Consents.
               (a) The Company has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement by the Company have been duly authorized by all necessary corporate action on the part of the Company, subject only to the adoption of this Agreement by the Company’s stockholders under the DGCL. This Agreement has been duly executed and delivered by the Company and constitutes the valid and binding obligation of the Company, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”). On or prior to the date hereof, the Board of Directors of the Company has unanimously adopted resolutions that have (i) approved and declared advisable this Agreement and the Merger, (ii) directed that this Agreement be submitted to the Company’s stockholders for adoption at a meeting of such stockholders (the “Company Stockholders’ Meeting”) and (iii) recommended (the “Company Recommendation”) that the stockholders of the Company adopt this Agreement, and such resolutions, as of the date of this Agreement, have not been subsequently rescinded, modified or withdrawn in any way. The Company stockholder vote required for the adoption of this Agreement is the affirmative vote of a majority of the shares of Company Common Stock outstanding on the record date for the Company Stockholders’ Meeting (the “Company Stockholder Approval”).
               (b) The execution and delivery of this Agreement by the Company does not, and the consummation of the transactions contemplated hereby will not, (i) conflict with, or result in any violation or breach of, any provision of the certificate of incorporation or by-laws of the Company, (ii) result in any violation or breach of, or constitute (with or without notice or lapse of time, or both) a default (or give rise to a right of termination, cancellation or acceleration of any obligation, give rise to any obligation to make an offer to purchase any debt instrument or give rise to any loss of any material benefit) under, or require a consent or waiver under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, contract or other agreement, instrument or obligation to which the Company or any of its

Subsidiaries is a party or by which any of them or any of their properties or assets may be bound, or (iii) conflict with or violate any permit, concession, franchise, license, judgment, order, decree or Law applicable to the Company or any of its Subsidiaries or any of its or their properties or assets, except in the case of (ii) and (iii) for any such conflicts, breaches, violations, defaults, terminations, cancellations, obligations, losses or accelerations which are not, individually or in the aggregate, reasonably likely to have a Company Material Adverse Effect.
               (c) No consent, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency or commission or other governmental authority or instrumentality (“Governmental Entity”) is required by or with respect to the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (i) the filing of the pre-merger notification report under the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended (“HSR Act”), (ii) the filing of the Certificate of Merger with the Delaware Secretary of State, (iii) the filing of the Proxy Statement with the Securities and Exchange Commission (the “SEC”) in accordance with the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (iv) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable state securities Laws and the Laws of any foreign country and the European Union, and (v) such other consents, authorizations, filings, approvals and registrations which, if not obtained or made, would not be reasonably likely to have a Company Material Adverse Effect.
          Section 3.04 SEC Filings; Financial Statements.
               (a) The Company has filed and made available to Parent all forms, reports and documents required to be filed by the Company with the SEC since January 1, 2004 (collectively, the “Company SEC Reports”). Each of the Company SEC Reports (i) at the time filed, complied in all material respects with the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”), and the Exchange Act, as the case may be, and (ii) did not at the time it was filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated in such Company SEC Report or necessary in order to make the statements in such Company SEC Report, in the light of the circumstances under which they were made, not misleading. None of the Company’s Subsidiaries is required to file any forms, reports or other documents with the SEC.
               (b) Each of the consolidated financial statements (including, in each case, any related notes) contained in the Company SEC Reports complied as to form in all material respects with the applicable published rules and regulations of the SEC with respect thereto, was prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) and fairly presented in all material respects the consolidated financial position of the Company and its Subsidiaries as of the dates and the consolidated results of their operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year end adjustments which were not or are not expected to be material in amount. The audited balance sheet of the Company as of December 31, 2006 is referred to herein as the “Company Balance Sheet.” For each period covered by the Company SEC Reports, the books and records of the Company and its Subsidiaries have been, and are being, maintained, in all material respects, in accordance with generally accepted accounting principles, consistently applied, and all other legal and accounting requirements.
          Section 3.05 No Undisclosed Liabilities. Except as disclosed in the Company SEC Reports filed prior to the date hereof, and except for normal or recurring Liabilities incurred since December 31, 2006 in the ordinary course of business consistent with past practices, the Company and its Subsidiaries do not have any Liabilities, either accrued, contingent or otherwise (whether or not required to be reflected in financial statements in accordance with generally accepted accounting principles), and whether due or to become due, which individually or in the aggregate are reasonably likely to have a Company Material Adverse Effect.
          Section 3.06 Absence of Certain Changes or Events. Except as disclosed in the Company SEC Reports filed prior to the date hereof, since the date of the Company Balance Sheet, the Company and its Subsidiaries have conducted their businesses only in the ordinary course and in a manner consistent with past practice. Since the date of the Company Balance Sheet, there has not been (i) any material adverse change in the financial condition, results of operations, business or properties of the Company and its Subsidiaries, taken as a whole, or any development or combination of developments of which the management of the Company is aware that, individually or in the aggregate, has had, or is reasonably likely to have, a Company Material Adverse Effect, (ii) any damage, destruction or loss (whether or not covered by insurance) with respect to the Company or any of its Subsidiaries having a Company Material Adverse Effect, (iii) except as disclosed in the Company SEC Reports filed prior to the date hereof or as required by GAAP or applicable Law, any material change by the Company in its accounting methods, principles or practices to which Parent has not previously consented in writing, (iv) except as disclosed in the Company SEC Reports filed prior to the date hereof, any revaluation by the Company of any of its assets having a Company Material Adverse Effect, or (v) except as disclosed in the Company SEC Reports filed prior to the date hereof, any material elections or changes in elections with respect to Taxes by the Company or any Subsidiary of the Company or settlement or compromise by the Company or any Subsidiary of the Company of any material Tax Liability or refund.
          Section 3.07 Taxes.
               (a) The Company and each of its Subsidiaries and any affiliated, combined or unitary group of which the Company or any of its Subsidiaries is or was a member have timely filed with the appropriate Tax authorities all Tax Returns required to be filed by them (taking into account extensions), except for any such returns which are not reasonably likely, individually or in the aggregate, to have a Company Material Adverse Effect. All such Tax Returns are true, complete and correct in all respects, except for any such omissions or errors which are not reasonably likely, individually or in the aggregate, to have a Company Material Adverse Effect.
               (b) The Company and each of its Subsidiaries have timely paid (or the Company has paid on its Subsidiaries’ behalf) all Taxes due and payable on all Tax Returns described in Section 3.07(a) herein or otherwise due by the Company and each of its

Subsidiaries, except to the extent that such taxes otherwise due are not reasonable likely, individually or in the aggregate, to have a Company Material Adverse Effect. The Company’s most recent consolidated financial statements reflect an adequate reserve for all Taxes (excluding any reserve for deferred Taxes established to reflect differences between book and Tax income) payable by the Company and its Subsidiaries for all taxable periods and portions thereof through the date of such financial statements, except to the extent that any such Taxes are not reasonably likely, individually or in the aggregate, to have a Company Material Adverse Effect.
               (c) Neither the Internal Revenue Service (the “IRS”) nor any other Tax authority has asserted any claim for Taxes, or to the knowledge of the executive officers of the Company, is threatening to assert any claims for Taxes, which claims, individually or in the aggregate, are reasonably likely to have a Company Material Adverse Effect. No audits or other administrative proceedings or court proceedings are presently pending with regard to any Taxes for which the Company or any of its Subsidiaries would be liable (other than those which are not reasonably likely, individually or in the aggregate, to have a Company Material Adverse Effect), and no deficiencies for any Taxes (other than those which are not reasonably likely, individually or in the aggregate, to have a Company Material Adverse Effect) have been proposed, asserted or assessed against the Company or any of its Subsidiaries that have not been fully paid or adequately provided for in the appropriate financial statements of the Company and its Subsidiaries, no requests for waivers of the time to assess any Taxes are pending, and, except as disclosed in the Company Disclosure Letter, none of the Company or any of its Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.
               (d) The Company and each of its Subsidiaries have complied in all respects with all applicable Laws relating to the withholding of Taxes and have withheld or collected and paid over to the appropriate governmental authorities (or are properly holding for such payment) all Taxes required by Law to be withheld or collected.
               (e) There are no Liens for Taxes upon the assets of the Company or any of its Subsidiaries (other than Liens for current Taxes that are not yet due and payable or Liens for Taxes that are being contested in good faith by appropriate proceedings and for which adequate reserves have been provided in the Company’s most recent consolidated financial statements), except for Liens which are not reasonably likely, individually or in the aggregate, to have a Company Material Adverse Effect.
               (f) Neither the Company nor any of its Subsidiaries has liability for the Taxes of any person other than the Company and its Subsidiaries (i) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law), (ii) as a transferee or successor, (iii) by contract, or (iv) otherwise, except, in each case, where such liabilities are not reasonably likely, individually or in the aggregate, to have a Company Material Adverse Effect.
               (g) Neither the Company nor any of its Subsidiaries is a party to, is bound by or has any obligation under any Tax sharing, Tax allocation or Tax indemnity agreement or similar arrangements, other than with respect to any such agreement or arrangement among the Company and any of its Subsidiaries.

               (h) Neither the Company nor any of its Subsidiaries has distributed the stock of any corporation in a transaction satisfying the requirements of Section 355 of the Code (or any similar provision of state or local Law) during the two-year period ending on the date of this Agreement, and neither the stock of the Company nor the stock of any of its Subsidiaries has been distributed in a transaction satisfying the requirements of Section 355 of the Code during the two-year period ending on the date of this Agreement and no such distribution otherwise constitutes part of a “plan” or “series of related transactions” within the meaning of Section 355(e) that includes the Merger.
               (i) Neither the Company nor any of its Subsidiaries has executed or entered into with the IRS or any Taxing authority a closing agreement pursuant to Section 7121 of the Code or any similar provision of state or local income Tax Law that relates to the Company or any of its Subsidiaries.
          Section 3.08 Properties.
               (a) The Company has provided to Parent a true and complete list of all real property leased by the Company or its Subsidiaries pursuant to material leases (collectively “Company Material Leases”). The Company is not in default under any such Company Material Leases, except where the existence of such defaults, individually or in the aggregate, is not reasonably likely to have a Company Material Adverse Effect.
               (b) The Company has provided to Parent a true and complete list of all real property that the Company or any of its Subsidiaries owns. With respect to each such item of real property, except for such matters that, individually or in the aggregate, are not reasonably likely to have a Company Material Adverse Effect: (a) the Company or the identified Subsidiary has good and clear record and marketable title to such property, free and clear of any security interest, easement, covenant or other restriction, except for security interests, easements, covenants and other restrictions which do not materially impair the current uses or occupancy of such property; and (b) the improvements constructed on such property are in good condition, and all mechanical and utility systems servicing such improvements are in good condition, free in each case of material defects.
               (c) Each of the Company and its Subsidiaries has good and marketable title to all of its personal properties and assets except for such as are no longer used or useful in the conduct of its business or as have been disposed of in the ordinary course of business and except for defects in title that, individually or in the aggregate, are not reasonably likely to have a Company Material Adverse Effect. All major items of equipment owned by the Company or any of its Subsidiaries are, in the aggregate, in a state of repair so as to be adequate in all material respects for reasonably prudent operations in the areas in which they are used or operated, or are to be used or operated, except, individually or in the aggregate, as would not be reasonably likely to have a Company Material Adverse Effect.
          Section 3.09 Intellectual Property. The Company and its Subsidiaries own, or are licensed or otherwise possesses legally enforceable rights to use, all patents, trademarks, trade names, service marks, copyrights, and any applications for such trademarks, trade names, service marks and copyrights, know how, computer software programs or applications, databases and tangible or intangible proprietary information or material (collectively, the “Company Intellectual Property”) that are necessary to conduct the business of the Company and its Subsidiaries as currently conducted, subject to such exceptions that would not be reasonably likely to have a Company Material Adverse Effect. Subject to such exceptions that would not be reasonably likely, individually or in the aggregate, to have a Company Material Adverse Effect, (i) none of the Company Intellectual Property is the subject of any pending or threatened action, suit, claim, investigation, arbitration or other proceeding, (ii) no person, entity or Governmental Entity has given written notice to the Company or its Subsidiaries claiming (A) that any of the Company Intellectual Property is invalid, (B) that the use of any the Company Intellectual Property is infringing or has infringed any domestic or foreign patent, trademark, service mark, trade name, or copyright, or (C) that the Company or its Subsidiaries has misappropriated or improperly used or disclosed any trade secret, confidential information or know-how, and (iii) the Company has no knowledge of any third party rights or conduct that infringes or conflicts with the Company Intellectual Property.
          Section 3.10 Agreements and Contracts.
               (a) As of the date hereof, there is no contract, agreement or understanding that is material to the business, properties, assets, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, that is required to be filed as an exhibit to any Company SEC Report filed with the SEC subsequent to December 31, 2006 that is not filed as required by the Securities Act or the Exchange Act, as the case may be (any such contract, agreement or understanding whether or not so filed, a “Company Material Contract”). Except as would not individually or in the aggregate have a Company Material Adverse Effect, each Company Material Contract is a valid and binding obligation of the Company or one of its Subsidiaries and is in full force and effect and enforceable against the Company or one of its Subsidiaries and, to the knowledge of the Company, the other party or parties thereto, in each case in accordance with its terms, other than any Company Material Contract which is by its terms no longer in force or effect and except as enforceability may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to the enforcement of creditors’ rights generally and is subject to general principles of equity. The Company is not in violation or breach of or in default under any Company Material Contract, nor to the Company’s knowledge is any other party to any such Company Material Contract, except to the extent any such violation, breach or default would not individually or in the aggregate have a Company Material Adverse Effect.
               (b) Except for documents filed or listed as exhibits to the Company SEC Reports filed with the SEC subsequent to December 31, 2006 and prior to the date hereof, as of the date hereof, neither the Company nor any of its Subsidiaries is a party to or bound by any (a) contract, agreement or arrangement (including any lease of real property) (i) materially restricting the ability of the Company or any of its Subsidiaries (or after the Merger, Parent or any of its Subsidiaries) to compete in or conduct any line of business or to engage in business in any significant geographic area, (ii) relating to indebtedness for borrowed money providing for payment or repayment in excess of $25.0 million, (iii) relating to any material joint venture, partnership, strategic alliance or similar arrangement, (iv) requiring the Company or any of its Subsidiaries to register for resale under the Securities Act any securities of the Company or any of its Subsidiaries, (v) relating to the disposition or acquisition of material assets not in the ordinary course of business, or (vi) providing for performance guarantees or contingent payments by the Company or any of its Subsidiaries (excluding such guarantees or payments by the Company or its Subsidiaries to wholly owned Subsidiaries of the Company), in each case involving more than $15.0 million over the term of the relevant contract, or (b) financial derivatives master agreements, confirmation, or futures account opening agreements and/or brokerage statements evidencing financial hedging or other trading activities.
          Section 3.11 Litigation. There is no action, suit or proceeding, claim, arbitration or investigation against the Company or any of its Subsidiaries pending or as to which the Company or any of its Subsidiaries has received any written notice of assertion, which, individually or in the aggregate, is reasonably likely to have a Company Material Adverse Effect.
          Section 3.12 Environmental Matters. Except for such matters that, individually or in the aggregate, are not reasonably likely to have a Company Material Adverse Effect: (i) the Company and its Subsidiaries comply, and within all applicable statute of limitation periods have complied, with all applicable Environmental Laws; (ii) neither the Company nor its Subsidiaries are subject to liability for any Hazardous Substance disposal or contamination on any third party property; (iii) neither the Company nor any of its Subsidiaries are subject to liability for any release of, or any exposure of any person or property to, any Hazardous Substance; (iv) neither the Company nor any of its Subsidiaries has received any notice, demand, letter, claim or request for information alleging that the Company or any of its Subsidiaries may be in violation of or liable under any Environmental Law; (v) neither the Company nor any of its Subsidiaries is subject to any orders, decrees or injunctions issued by, or other arrangements with, any Governmental Entity or is subject to any indemnity or other agreement with any third party relating to liability under any Environmental Law or relating to Hazardous Substances; (vi) there are no circumstances or conditions involving the Company or any of its Subsidiaries that could reasonably be expected to cause the Company or any of its Subsidiaries to become subject to any claims, liability, investigations or costs, or to restrictions on the ownership, use or transfer of any property of the Company or any of its Subsidiaries, pursuant to any Environmental Law; and (vii) the Company and its Subsidiaries have all of the Environmental Permits necessary for the conduct and operation of the business as now being conducted, and all such permits are in good standing.
          Section 3.13 Employee Benefit Plans.
               (a) Section 3.13 of the Company Disclosure Letter sets forth a list, as of the date hereof, of all material employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) and all material bonus, stock option, stock purchase, incentive, deferred compensation, supplemental retirement, severance and other similar employee benefit plans, programs and agreements, and all material unexpired employment, individual consulting and severance agreements, written or otherwise, for the benefit of, or relating to, any current or former employee individual consultant or director of the Company or any Subsidiary of the Company or any trade or business (whether or not incorporated) which is a member of a group that includes, or which is under common control with, the Company or any Subsidiary of the Company, within the meaning of Section 414(b), (c), (m) or (o) of the Code, and all other material employee benefit plans under which the Company or any Subsidiary of the Company has or could reasonably be expected to have any liability or obligation, including any foreign plans, other than (i) any “multiemployer plan” (within the meaning of Section 3(3 7) of ERISA) or (B) any plan, program, agreement or arrangement mandated by applicable Law (such plans, together with any plan, program, agreement or arrangement entered into or established after the date hereof, the “Company Employee Plans”).
               (b) With respect to each Company Employee Plan, the Company has made available to Parent (if applicable), a true and correct copy of (i) the most recent annual report (Form 5500) filed with the IRS, (ii) such Company Employee Plan (or, if unwritten, a written description of the material terms thereof), (iii) each trust agreement and group annuity contract, if any, relating to such Company Employee Plan, (iv) the most recent actuarial report or valuation relating to such Company Employee Plan, and (v) the most recent summary plan description (and any summaries of material modifications) relating to such Company Employee Plan.
               (c) With respect to the Company Employee Plans, individually and in the aggregate, no event has occurred, and, to the knowledge of the Company, there exists no condition or set of circumstances, in connection with which the Company or any Subsidiary of the Company could be subject to any liability that is reasonably likely to have a Company Material Adverse Effect under ERISA, the Code or any other applicable Law.
               (d) With respect to the Company Employee Plans, individually and in the aggregate, there are no funded benefit obligations for which contributions have not been made or properly accrued and there are no unfunded benefit obligations which have not been accounted for by reserves, or otherwise properly reflected in accordance with generally accepted accounting principles, on the financial statements of the Company, which obligations, in either case, are reasonably likely to have a Company Material Adverse Effect.
               (e) Except as disclosed in Company SEC Reports filed prior to the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to any oral or written (i) agreement with any officer or other employee of the Company or any of its Subsidiaries, the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving the Company of the nature contemplated by this Agreement, or (ii) agreement or plan, including any stock option plan, stock appreciation right plan, phantom stock plan, restricted stock plan or stock purchase plan or incentive plan, any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement.
               (f) Section 3.13(f) of the Company Disclosure Letter contains a true and complete schedule, as of the date of this Agreement, of all benefits provided to, and all outstanding awards held by, officers or directors, or employees in the aggregate of the Company, including Company Stock Options and Company Restricted Shares, that are not disclosed in the Company SEC Reports and that will increase in value (other than as a result of changes in the trading value of the Parent Common Stock or the Company Common Stock), or accelerate in vesting or time of payment, as a result of the Merger or any of the other transactions contemplated in this Agreement.

               (g) Except (i) as set forth in Section 3.13(g) of the Company Disclosure Letter, (ii) to comply with Section 409A of the Code or (iii) in the ordinary course of business consistent with past practice (and not in connection with, or in anticipation of or otherwise related to, the Merger and the transactions contemplated hereby), since January 1, 2007, neither the Company nor any Subsidiary has entered into any new, or modified or amended any existing employment agreement or Company Employee Plan.
               (h) The treatment of Company Stock Options as set forth in Section 6.10(a) will not require the consent of any holder of any such Company Stock Option.
               (i) Neither the Company nor any of its Subsidiaries has, during the six years prior to the date hereof, maintained or contributed to any plan that is: (i) covered by Title IV of ERISA; (ii) subject to the minimum funding requirements of Section 412 of the Code; (iii) a “multiemployer plan” as defined in Section 3(37) of ERISA; (iv) subject to Section 4063 or 4064 of ERISA; or (v) a multiple employer plan as defined in Section 413(c) of the Code.
               (j) Neither the Company nor any of its Subsidiaries maintains or contributes to any plan that is funded by a voluntary employees’ beneficiary association within the meaning of Code Section 501(c)(9).
               (k) After the date hereof, the Company will provide a good faith description (including identification of the recipient) of the estimated amount paid or payable (whether in cash, in property, or in the form of benefits, accelerated cash, property, or benefits, or otherwise) in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) that could be an “excess parachute payment” within the meaning of Section 280G of the Code.
               (l) Except for the Grant Prideco, Inc. 401(k) Savings Plan and the Reed Hourly Thrift Plan, no Company Employee Plan holds any “qualifying employer securities” or “qualifying employer real estate”.
          Section 3.14 Compliance With Laws.
               (a) The Company and each of its Subsidiaries has complied with, is not in violation of, and has not received any notices of violation with respect to, any federal, state or local Law with respect to the conduct of its business, or the ownership or operation of its business, except for failures to comply or violations which, individually or in the aggregate, have not had and are not reasonably likely to have a Company Material Adverse Effect.
               (b) Except as would not be material to the Company, (i) no funds, assets or properties of the Company or any of its Subsidiaries have been used or offered for illegal purposes, (ii) none of the Company or any of its Subsidiaries or, to the knowledge of the Company, any director, officer, representative, agent or employee acting on behalf of the Company or any of its Subsidiaries: (A) has used any corporate funds for any unlawful contribution, gift, entertainment or anything of value relating to political activity; (B) has made any direct or indirect unlawful payment to any employee, agent, officer, director, representative or stockholder of a Governmental Entity or political party, or official or candidate thereof, or any immediate family member of the foregoing; or (C) has made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment in connection with the conduct of the business of the Company or any of its Subsidiaries, (iii) none of the Company or any of its Subsidiaries or, to the knowledge of the Company, any director, officer, representative, agent or employee of the Company or any of its Subsidiaries has received any bribes, kickbacks or other improper payments from vendors, suppliers or other persons and (iv) the Company has no knowledge that any payment made to a person would be, or has thereafter been, offered, given or provided to any foreign official, political party or official thereof, or to any candidate for public office.
          Section 3.15 Tax Matters. Neither the Company nor any of its Affiliates has taken or agreed to take any action which would prevent the Merger from qualifying as a reorganization under Section 368(a) of the Code.
          Section 3.16 Registration Statement; Proxy Statement/Prospectus. The information to be supplied in writing by the Company for inclusion in the registration statement on Form S-4 pursuant to which shares of Parent Common Stock issued in the Merger will be registered under the Securities Act (the “Registration Statement”) shall not at the time the Registration Statement is declared effective by the SEC contain any untrue statement of a material fact or omit to state any material fact required to be stated in the Registration Statement or necessary in order to make the statements in the Registration Statement, in light of the circumstances under which they were made, not misleading. The information supplied in writing by the Company for inclusion in the proxy statement/prospectus (the “Proxy Statement”) to be sent to the Company’s stockholders in connection with the Company Stockholders’ Meeting shall not, on the date the Proxy Statement is first mailed to the Company’s stockholders, at the time of the Company Stockholders’ Meeting and at the Effective Time, contain any statement which, at such time and in light of the circumstances under which it shall be made, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements made in the Proxy Statement not false or misleading; or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Company Stockholders’ Meeting which has become false or misleading. If at any time prior to the Effective Time any event relating to the Company or any of its Affiliates, officers or directors should be discovered by the Company which should be set forth in an amendment to the Registration Statement or a supplement to the Proxy Statement, the Company shall promptly so inform Parent.
          Section 3.17 Labor Matters. As of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to or otherwise bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is any such contract or agreement presently being negotiated. To the knowledge of the Company, as of the date of this Agreement, there are no, nor have there been in the last five years, material union organizing activities concerning employees of the Company or its Subsidiaries and there are no material campaigns being conducted to solicit cards from employees of the Company or its Subsidiaries to authorize representation by any labor organization, nor is the Company or any of its Subsidiaries a party to, or bound by, any consent decree with, or citation by, any governmental agency relating to employees or employment practices. Nor, as of the date hereof, is the Company or any of its Subsidiaries the subject of any material proceeding before the National Labor Relations Board asserting that the Company or any of its Subsidiaries has committed an unfair labor practice or seeking to compel it to bargain with any labor union or labor organization, and, as of the date of this Agreement, there is no pending or, to the knowledge of the Company, threatened material labor strike, dispute, walkout, work stoppage, slow-down or lockout involving the Company or any of its Subsidiaries.
          Section 3.18 Insurance. All material fire and casualty, general liability, business interruption, product liability, and sprinkler and water damage insurance policies maintained by the Company or any of its Subsidiaries are with reputable insurance carriers and are in character and amount at least equivalent to that carried by persons engaged in similar businesses and subject to the same or similar perils or hazards, except for any such failures to maintain insurance policies that, individually or in the aggregate, are not reasonably likely to have a Company Material Adverse Effect.
          Section 3.19 No Existing Discussions. As of the date hereof, the Company is not engaged, directly or indirectly, in any discussions or negotiations with any other party with respect to an Acquisition Proposal.
          Section 3.20 Opinion of Financial Advisor. The financial advisor of the Company, Credit Suisse Securities (USA) LLC, has delivered to the Company an opinion, dated the date of this Agreement, to the effect that the Merger Consideration is fair to the holders of Company Common Stock from a financial point of view.
          Section 3.21 Anti-Takeover Laws. The restrictions contained in Section 203 of the DGCL, as in effect on the date hereof, with respect to a “business combination” (as defined in DGCL Section 203) have been rendered inapplicable to the authorization, execution, delivery and performance of the Agreement by the Company and to the consummation of the Merger by the Company. As of the date hereof, no other “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation is applicable to the Company or (solely by reason of the Company’s participation therein) the Merger or the other transactions contemplated by this Agreement.
          Section 3.22 Company Rights Plan. Neither the Company nor any of its Subsidiaries has adopted a stockholder rights plan or “poison pill.”
          Section 3.23 Sarbanes-Oxley Act.
          (a) The Company and each of its officers and directors are in compliance with, and have complied, in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act of 2002 and the related rules and regulations promulgated under such Act (the “Sarbanes-Oxley Act”) and the Exchange Act and (ii) the applicable listing and corporate governance rules and regulations of The New York Stock Exchange. The Company has established and maintains disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Exchange Act); such disclosure controls and procedures are designed to provide that information relating to the Company, including its consolidated Subsidiaries, required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s principal executive officer and its principal financial officer to allow timely decisions regarding required disclosure, and such disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. The Company’s principal executive officer and its principal financial officer have disclosed, based on their most recent evaluation, to the Company’s auditors and the audit committee of the Board of Directors of the Company (x) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial data and have identified for the Company’s auditors any material weaknesses in internal controls and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls. The Company has established and maintains internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. Management of the Company has completed its assessment of the effectiveness of the Company’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2006, and such assessment concluded that such controls were effective. Since December 31, 2006, any material change in internal control over financial reporting required to be disclosed in any Company SEC Reports has been so disclosed.
               (b) Since January 1, 2007 and as of the date hereof, (A) neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any director, officer, employee, auditor, accountant or representative of the Company or any of its Subsidiaries has received or otherwise obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls relating to periods after December 31, 2006, including any material complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices (except for any of the foregoing received after the date of this Agreement that have no reasonable basis), and (B) to the knowledge of the Company, no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation, relating to periods after December 31, 2006 by the Company or any of its officers, directors, employees or agents to the Board of Directors of the Company or any committee thereof or to any director or executive officer of the Company.
          Section 3.24 Brokers or Finders. The Company represents, as to itself, its Subsidiaries and its Affiliates, that no agent, broker, investment banker, financial advisor or other firm or person is or will be entitled to any broker’s or finder’s fee or any other commission or similar fee in connection with any of the transactions contemplated by this Agreement, except Credit Suisse Securities (USA) LLC, whose fees and expenses will be paid by the Company in accordance with the Company’s agreements with such firm.

ARTICLE IV.
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB
     Parent and Merger Sub jointly and severally represent and warrant to the Company that the statements contained in this Article IV are true and correct except as set forth herein and in the disclosure letter delivered by Parent to the Company on or before the date of this Agreement (the “Parent Disclosure Letter”). The Parent Disclosure Letter shall be arranged in paragraphs corresponding to the numbered and lettered paragraphs contained in this Article IV and the disclosure in any paragraph shall qualify other paragraphs in this Article IV only to the extent that it is reasonably apparent from a reading of such disclosure that it also qualifies or applies to such other paragraphs.
          Section 4.01 Organization of Parent. (a) Each of Parent and its Subsidiaries, including Merger Sub, is a corporation or unincorporated entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization, has all requisite corporate or entity power to own, lease and operate its property and to carry on its business as now being conducted and as proposed to be conducted, and is duly qualified to do business and is in good standing as a foreign corporation or organization in each jurisdiction in which the failure to be so qualified would reasonably be expected to have a Parent Material Adverse Effect. Except as set forth in Parent SEC Reports filed prior to the date hereof, neither Parent nor any of its Subsidiaries directly or indirectly owns any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for, any corporation, partnership, joint venture or other business association or entity, excluding securities in any publicly traded company held for investment by Parent or its Subsidiaries and comprising less than five percent (5%) of the outstanding stock of such company.
               (b) Since the date of its incorporation, Merger Sub has not carried on any business or conducted any operations other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto. Merger Sub has no subsidiaries.
          Section 4.02 Parent Capital Structure.
               (a) The authorized capital stock of Parent consists of 500,000,000 shares of Parent Common Stock and 10,000,000 shares of Preferred Stock, $.01 par value (“Parent Preferred Stock”). As of December 13, 2007, (i) 356,863,804 shares of Parent Common Stock were issued and outstanding, all of which are validly issued, fully paid and nonassessable, (ii) no shares of Parent Preferred Stock were issued and outstanding and (iii) no shares of Parent Common Stock and no shares of Parent Preferred Stock were held in the treasury of Parent or by Subsidiaries of Parent. As of December 13, 2007, a sufficient number of shares of Parent Common Stock were reserved for future issuance pursuant to warrants, stock options and other stock awards, and restricted stock awards granted and outstanding as of December 13, 2007 under Parent’s Long-Term Incentive Plan and inactive stock option plans that were acquired in connection with acquisitions of Dreco Energy Services, Ltd, IRI International, Corporation and Varco International, Inc. (collectively, the “Parent Stock Plans”). Except for (1) the issuance of shares of Parent Common Stock in connection with the Parent Stock Plans (including the exercise of warrants, stock options or other stock awards thereunder), or (2) as set forth in the

Parent Disclosure Letter, no change in such capitalization has occurred between December 13, 2007 and the date of this Agreement. All shares of Parent Common Stock subject to issuance as specified above are duly authorized and, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, shall be validly issued, fully paid and nonassessable. There are no obligations, contingent or otherwise, of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of Parent Common Stock or the capital stock of any Subsidiary or to provide funds to or make any material investment (in the form of a loan, capital contribution or otherwise) in any such Subsidiary or any other entity other than guarantees of obligations of Subsidiaries entered into in the ordinary course of business. Parent has not repurchased any outstanding shares of Parent Common Stock since December 13, 2007. All of the outstanding shares of capital stock of each of Parent’s Subsidiaries are duly authorized, validly issued, fully paid and nonassessable and all such shares (other than directors’ qualifying shares in the case of foreign Subsidiaries) are owned by Parent or another Subsidiary of Parent free and clear of all Liens, agreements or limitations on Parent’s voting rights.
               (b) As of the date hereof, except as set forth in this Section 4.02 or as reserved for future grants of securities under the Parent Stock Plans, there are no equity securities of any class of Parent or any securities exchangeable into or exercisable for such equity securities, issued, reserved for issuance or outstanding. As of the date hereof, except as set forth in this Section 4.02, there are no options, warrants, equity securities, calls, rights, commitments or agreements of any character to which Parent or any of its Subsidiaries is a party or by which it is bound obligating Parent or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of equity securities of any class of Parent or any of its Subsidiaries, or any securities exchangeable into or exercisable for such equity securities, or obligating Parent or any of its Subsidiaries to grant, extend, accelerate the vesting of or enter into any such option, warrant, equity security, call, right, commitment or agreement. To the best knowledge of Parent, there are no voting trusts, proxies or other voting agreements or understandings with respect to the shares of capital stock of Parent.
          Section 4.03 Authority; No Conflict; Required Filings and Consents.
               (a) Each of Parent and Merger Sub have all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement by each of Parent and Merger Sub have been duly authorized by all necessary corporate or company action on the respective part of each of Parent and Merger Sub. Parent, as the sole stockholder of Merger Sub, has adopted this Agreement. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and constitutes the valid and binding obligation of each of Parent and Merger Sub, enforceable in accordance with its terms, subject to the Bankruptcy and Equity Exception. On or prior to the date hereof, the Board of Directors of Parent has unanimously adopted resolutions that have approved this Agreement and the Merger, and such resolutions, as of the date of this Agreement, have not been subsequently rescinded, modified or withdrawn in any way.
               (b) The execution and delivery of this Agreement by each of Parent and Merger Sub does not, and the consummation of the transactions contemplated hereby will not, (i) conflict with, or result in any violation or breach of, any provision of the certificate of incorporation or by-laws of Parent or of the certificate of incorporation or bylaws of Merger Sub, (ii) result in any violation or breach of, or constitute (with or without notice or lapse of time, or both) a default (or give rise to a right of termination, cancellation or acceleration of any obligation, give rise to any obligation to make an offer to purchase any debt instrument or give rise to any loss of any material benefit) under, or require a consent or waiver under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, contract or other agreement, instrument or obligation to which Parent or any of its Subsidiaries is a party or by which any of them or any of their properties or assets may be bound, or (iii) conflict with or violate any permit, concession, franchise, license, judgment, order, decree or Law applicable to Parent or any of its Subsidiaries or any of its or their properties or assets, except in the case of (ii) and (iii) for any such conflicts, violations, breaches, defaults, terminations, cancellations, obligations, losses or accelerations which are not, individually or in the aggregate, reasonably likely to have a Parent Material Adverse Effect.
               (c) No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to Parent or any of its Subsidiaries in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (i) the filing of the pre-merger notification report under the HSR Act, (ii) the filing of the Registration Statement with the SEC in accordance with the Securities Act, (iii) the filing of the Certificate of Merger with the Delaware Secretary of State, (iv) the filing of the Proxy Statement with the SEC in accordance with the Exchange Act, (v) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable state securities Laws and the Laws of any foreign country and the European Union, and (vi) such other consents, authorizations, filings, approvals and registrations which, if not obtained or made, would not be reasonably likely to have a Parent Material Adverse Effect.
          Section 4.04 SEC Filings; Financial Statements.
               (a) Parent has filed and made available to the Company all forms, reports and documents required to be filed by Parent with the SEC since January 1, 2004 (collectively, the “Parent SEC Reports”). Each of the Parent SEC Reports (i) at the time filed, complied in all material respects with the applicable requirements of the Securities Act and the Exchange Act, as the case may be, and (ii) did not at the time it was filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated in such Parent SEC Report or necessary in order to make the statements in such Parent SEC Report, in the light of the circumstances under which they were made, not misleading. None of Parent’s Subsidiaries is required to file any forms, reports or other documents with the SEC.
               (b) Each of the consolidated financial statements (including, in each case, any related notes) contained in the Parent SEC Reports complied as to form in all material respects with the applicable published rules and regulations of the SEC with respect thereto, was prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) and fairly presented in all material respects the consolidated financial position of Parent and its

Subsidiaries as of the dates and the consolidated results of their operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year end adjustments which were not or are not expected to be material in amount. The audited balance sheet of Parent as of December 31, 2006 is referred to herein as the “Parent Balance Sheet.” For each period covered by the Parent SEC Reports, the books and records of Parent and its Subsidiaries have been, and are being, maintained, in all material respects, in accordance with generally accepted accounting principles, consistently applied, and all other legal and accounting requirements.
          Section 4.05 No Undisclosed Liabilities. Except as disclosed in the Parent SEC Reports filed prior to the date hereof, and except for normal or recurring Liabilities incurred since December 31, 2006 in the ordinary course of business consistent with past practices, Parent and its Subsidiaries do not have any Liabilities, either accrued, contingent or otherwise (whether or not required to be reflected in financial statements in accordance with generally accepted accounting principles), and whether due or to become due, which individually or in the aggregate are reasonably likely to have a Parent Material Adverse Effect.
          Section 4.06 Absence of Certain Changes or Events. Except as disclosed in the Parent SEC Reports filed prior to the date hereof, since the date of the Parent Balance Sheet, Parent and its Subsidiaries have conducted their businesses only in the ordinary course and in a manner consistent with past practice. Since the date of the Parent Balance Sheet, there has not been (i) any material adverse change in the financial condition, results of operations, business or properties of Parent and its Subsidiaries, taken as a whole, or any development or combination of developments of which the management of Parent is aware that, individually or in the aggregate, has had, or is reasonably likely to have, a Parent Material Adverse Effect, (ii) any damage, destruction or loss (whether or not covered by insurance) with respect to Parent or any of its Subsidiaries having a Parent Material Adverse Effect, (iii) except as disclosed in the Parent SEC Reports filed prior to the date hereof or as required by GAAP or applicable Law, any material change by Parent in its accounting methods, principles or practices to which the Company has not previously consented in writing, (iv) except as disclosed in the Parent SEC Reports filed prior to the date hereof, any revaluation by Parent of any of its assets having a Parent Material Adverse Effect, or (v) except as disclosed in the Parent SEC Reports filed prior to the date hereof, any material elections or changes in elections with respect to Taxes by Parent or any Subsidiary of Parent or settlement or compromise by Parent or any Subsidiary of Parent of any material Tax Liability or refund.
          Section 4.07 Taxes.
               (a) Parent and each of its Subsidiaries and any affiliated, combined or unitary group of which Parent or any of its Subsidiaries is or was a member have timely filed with the appropriate Tax authorities all Tax Returns required to be filed by them (taking into account extensions), except for any such returns which are not reasonably likely, individually or in the aggregate, to have a Parent Material Adverse Effect. All such Tax Returns are true, complete and correct in all respects, except for any such omissions or errors which are not reasonably likely, individually or in the aggregate, to have a Parent Material Adverse Effect.

               (b) Parent and each of its Subsidiaries have timely paid (or Parent has paid on its Subsidiaries’ behalf) all Taxes due and payable on all Tax Returns described in Section 4.07(a) herein or otherwise due by Parent and each of its Subsidiaries, except to the extent that such taxes otherwise due are not reasonable likely, individually or in the aggregate, to have a Parent Material Adverse Effect. Parent’s most recent consolidated financial statements reflect an adequate reserve for all Taxes (excluding any reserve for deferred Taxes established to reflect differences between book and Tax income) payable by Parent and its Subsidiaries for all taxable periods and portions thereof through the date of such financial statements, except to the extent that any such Taxes are not reasonably likely, individually or in the aggregate, to have a Parent Material Adverse Effect.
               (c) Neither the IRS nor any other Tax authority has asserted any claim for Taxes, or to the knowledge of the executive officers of Parent, is threatening to assert any claims for Taxes, which claims, individually or in the aggregate, are reasonably likely to have a Parent Material Adverse Effect. No audits or other administrative proceedings or court proceedings are presently pending with regard to any Taxes for which Parent or any of its Subsidiaries would be liable (other than those which are not reasonably likely, individually or in the aggregate, to have a Parent Material Adverse Effect), and no deficiencies for any Taxes (other than those which are not reasonably likely, individually or in the aggregate, to have a Parent Material Adverse Effect) have been proposed, asserted or assessed against Parent or any of its Subsidiaries that have not been fully paid or adequately provided for in the appropriate financial statements of Parent and its Subsidiaries, no requests for waivers of the time to assess any Taxes are pending, and, except as disclosed in the Parent Disclosure Letter, none of Parent or any of its Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.
               (d) Parent and each of its Subsidiaries have complied in all respects with all applicable Laws relating to the withholding of Taxes and have withheld or collected and paid over to the appropriate governmental authorities (or are properly holding for such payment) all Taxes required by Law to be withheld or collected.
               (e) There are no Liens for Taxes upon the assets of Parent or any of its Subsidiaries (other than Liens for current Taxes that are not yet due and payable or Liens for Taxes that are being contested in good faith by appropriate proceedings and for which adequate reserves have been provided in Parent’s most recent consolidated financial statements), except for Liens which are not reasonably likely, individually or in the aggregate, to have a Parent Material Adverse Effect.
               (f) Neither Parent nor any of its Subsidiaries has liability for the Taxes of any person other than Parent and its Subsidiaries (i) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law), (ii) as a transferee or successor, (iii) by contract, or (iv) otherwise, except, in each case, where such liabilities are not reasonably likely, individually or in the aggregate, to have a Parent Material Adverse Effect.
               (g) Neither Parent nor any of its Subsidiaries is a party to, is bound by or has any obligation under any Tax sharing, Tax allocation or Tax indemnity agreement or similar arrangements, other than with respect to any such agreement or arrangement among Parent and any of its Subsidiaries.
               (h) Neither Parent nor any of its Subsidiaries has distributed the stock of any corporation in a transaction satisfying the requirements of Section 355 of the Code (or any similar provision of state or local Law) during the two-year period ending on the date of this Agreement, and neither the stock of Parent nor the stock of any of its Subsidiaries has been distributed in a transaction satisfying the requirements of Section 355 of the Code during the two-year period ending on the date of this Agreement and no such distribution otherwise constitutes part of a “plan” or “series of related transactions” within the meaning of Section 355(e) that includes the Merger.
               (i) Neither Parent nor any of its Subsidiaries has executed or entered into with the IRS or any Taxing authority a closing agreement pursuant to Section 7121 of the Code or any similar provision of state or local income Tax Law that relates to Parent or any of its Subsidiaries.
          Section 4.08 Agreements and Contracts.
          Except as set forth in Section 4.08(a) of the Parent Disclosure Letter, as of the date hereof, there is no contract, agreement or understanding that is material to the business, properties, assets, financial condition or results of operations of Parent and its Subsidiaries, taken as a whole, that is required to be filed as an exhibit to any Parent SEC Report filed with the SEC subsequent to December 31, 2006 that is not filed as required by the Securities Act or the Exchange Act, as the case may be (any such contract, agreement or understanding whether or not so filed, a “Parent Material Contract”). Except as would not individually or in the aggregate have a Parent Material Adverse Effect, each Parent Material Contract is a valid and binding obligation of Parent or one of its Subsidiaries and is in full force and effect and enforceable against Parent or one of its Subsidiaries and, to the knowledge of Parent, the other party or parties thereto, in each case in accordance with its terms, other than any Parent Material Contract which is by its terms no longer in force or effect and except as enforceability may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to the enforcement of creditors’ rights generally and is subject to general principles of equity. Parent is not in violation or breach of or in default under any Parent Material Contract, nor to Parent’s knowledge is any other party to any such Parent Material Contract, except to the extent any such violation, breach or default would not individually or in the aggregate have a Parent Material Adverse Effect.
          Section 4.09 Litigation. There is no action, suit or proceeding, claim, arbitration or investigation against Parent or any of its Subsidiaries pending or as to which Parent or any of its Subsidiaries has received any written notice of assertion, which, individually or in the aggregate, is reasonably likely to have a Parent Material Adverse Effect.
          Section 4.10 Compliance With Laws.
               (a) Parent and each of its Subsidiaries has complied with, is not in violation of, and has not received any notices of violation with respect to, any federal, state or local Law with respect to the conduct of its business, or the ownership or operation of its business, except for failures to comply or violations which, individually or in the aggregate, have not had and are not reasonably likely to have a Parent Material Adverse Effect.
               (b) Except as would not be material to Parent, (i) no funds, assets or properties of Parent or any of its Subsidiaries have been used or offered for illegal purposes, (ii) none of Parent or any of its Subsidiaries or, to the knowledge of Parent, any director, officer, representative, agent or employee acting on behalf of Parent or any of its Subsidiaries: (A) has used any corporate funds for any unlawful contribution, gift, entertainment or anything of value relating to political activity; (B) has made any direct or indirect unlawful payment to any employee, agent, officer, director, representative or stockholder of a Governmental Entity or political party, or official or candidate thereof, or any immediate family member of the foregoing; or (C) has made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment in connection with the conduct of the business of Parent or any of its Subsidiaries, (iii) none of Parent or any of its Subsidiaries or, to the knowledge of Parent, any director, officer, representative, agent or employee of Parent or any of its Subsidiaries has received any bribes, kickbacks or other improper payments from vendors, suppliers or other persons and (iv) Parent has no knowledge that any payment made to a person would be, or has thereafter been, offered, given or provided to any foreign official, political party or official thereof, or to any candidate for public office.
          Section 4.11 Tax Matters. Neither Parent nor any of its Affiliates has taken or agreed to take any action which would prevent the Merger from qualifying as a reorganization under Section 368(a) of the Code.
          Section 4.12 Registration Statement; Proxy Statement/Prospectus. The information in the Registration Statement (except for information supplied in writing by the Company for inclusion in the Registration Statement, as to which Parent makes no representation) shall not at the time the Registration Statement is declared effective by the SEC contain any untrue statement of a material fact or omit to state any material fact required to be stated in the Registration Statement or necessary in order to make the statements in the Registration Statement, in light of the circumstances under which they were made, not misleading. The information supplied in writing by Parent and Merger Sub for inclusion in the Proxy Statement shall not, on the date the Proxy Statement is first mailed to the Company’s stockholders, at the time of the Company Stockholders’ Meeting and at the Effective Time, contain any statement which, at such time and in light of the circumstances under which it shall be made, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements made in the Proxy Statement not false or misleading; or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Company Stockholders’ Meeting which has become false or misleading. If at any time prior to the Effective Time any event relating to Parent or Merger Sub or any of their respective Affiliates, officers or directors should be discovered by Parent or Merger Sub which should be set forth in an amendment to the Registration Statement or a supplement to the Proxy Statement, Parent shall promptly so inform the Company.

          Section 4.13 Opinion of Financial Advisor. The financial advisor of Parent, Goldman, Sachs & Co., has delivered to Parent an opinion, dated the date of this Agreement, to the effect that the Merger Consideration is fair to Parent from a financial point of view.
          Section 4.14 Rights Plan. Neither Parent nor any of its Subsidiaries has adopted a stockholder rights plan or “poison pill”.
          Section 4.15 Sarbanes-Oxley Act.
               (a) Parent and each of its officers and directors are in compliance with, and have complied, in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and the Exchange Act and (ii) the applicable listing and corporate governance rules and regulations of The New York Stock Exchange. Parent has established and maintains disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Exchange Act); such disclosure controls and procedures are designed to provide that information relating to Parent, including its consolidated Subsidiaries, required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is accumulated and communicated to Parent’s principal executive officer and its principal financial officer to allow timely decisions regarding required disclosure, and such disclosure controls and procedures are effective to ensure that information required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. Parent’s principal executive officer and its principal financial officer have disclosed, based on their most recent evaluation, to Parent’s auditors and the audit committee of the Board of Directors of Parent (x) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial data and have identified for Parent’s auditors any material weaknesses in internal controls and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls. Parent has established and maintains internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. Management of Parent has completed its assessment of the effectiveness of Parent’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2006, and such assessment concluded that such controls were effective. Since December 31, 2006, any material change in internal control over financial reporting required to be disclosed in any Parent SEC Reports has been so disclosed.
               (b) Since January 1, 2007 and as of the date hereof, (A) neither Parent nor any of its Subsidiaries nor, to the knowledge of Parent, any director, officer, employee, auditor, accountant or representative of Parent or any of its Subsidiaries has received or otherwise obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Parent or any of its Subsidiaries or their respective internal accounting controls relating to periods after December 31, 2006, including any material complaint, allegation, assertion or claim that Parent or any of its Subsidiaries has engaged in questionable accounting or auditing practices (except for any of the foregoing received after the date of this Agreement that have no reasonable basis), and (B) to the knowledge of Parent, no attorney representing Parent or any of its Subsidiaries, whether or not employed by Parent or any of its Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation, relating to periods after December 31, 2006 by Parent or any of its officers, directors, employees or agents to the Board of Directors of Parent or any committee thereof or to any director or executive officer of Parent.
          Section 4.16 Brokers or Finders. Parent represents, as to itself, its Subsidiaries and its Affiliates, that no agent, broker, investment banker, financial advisor or other firm or person is or will be entitled to any broker’s or finder’s fee or any other commission or similar fee in connection with any of the transactions contemplated by this Agreement, except Goldman, Sachs & Co., whose fees and expenses will be paid by Parent in accordance with Parent’s agreements with such firm.
          Section 4.17 Sufficient Funds. Parent has, and will at the Closing and from time to time thereafter as required by this Agreement have, access to sufficient cash resources to pay the cash amounts required to be paid by Parent, Merger Sub and the Survivor under this Agreement.
ARTICLE V.
CONDUCT OF BUSINESS
          Section 5.01 Covenants of the Company. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, the Company agrees as to itself and its Subsidiaries (except to the extent that Parent shall otherwise consent in writing, which consent shall not be unreasonably withheld or delayed), to carry on its business in the usual, regular and ordinary course in substantially the same manner as previously conducted, to pay its debts and Taxes when due subject to good faith disputes over such debts or Taxes, to pay or perform its other obligations when due, and, to the extent consistent with such business, to use all reasonable efforts consistent with past practices and policies to preserve intact its present business organization, keep available the services of its present officers and key employees and preserve its relationships with customers, suppliers, distributors, and others having material business dealings with it. The Company shall promptly notify the Parent in writing of any material event or occurrence not in the ordinary course of business of the Company. Except as expressly contemplated by this Agreement or as set forth in Section 5.01 of the Company Disclosure Letter, the Company shall not (and shall not permit any of its Subsidiaries to), without the prior written consent of Parent (which consent shall not be unreasonably withheld or delayed):
               (a) Accelerate, amend or change the period of exercisability or vesting of options, stock purchase rights, restricted stock or other stock awards granted under the Company Stock Plans, or authorize cash payments in exchange for any options, stock purchase rights, restricted stock or other stock awards granted under the Company Stock Plans, except as required by the terms of the Company Stock Plans or any related agreements in effect as of the date of this Agreement;

               (b) Declare or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any of its capital stock, or split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or purchase or otherwise acquire, directly or indirectly, any shares of its capital stock except from former employees, directors and consultants at a price not greater than the then current fair market value in accordance with agreements providing for the repurchase of shares in connection with any termination of service to such party;
               (c) Grant, issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any shares of its capital stock (including Company Common Stock held in treasury) or securities convertible into shares of its capital stock, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any character obligating it to issue, any such shares or other convertible securities, other than (i) the issuance of shares of Company Common Stock pursuant to the exercise of options, stock purchase rights, restricted stock or other stock awards outstanding on the date of this Agreement, or granted, issued or awarded after the date of this Agreement in accordance with this subsection (c), or pursuant to the ESPP, (ii) as required to comply with any Company Employee Plan or any other contractual arrangement as in effect on the date of this Agreement, (iii) the issuance of Company Stock Equivalents pursuant to the Deferred Compensation Plans and (iv) grants of Company Stock Options with an exercise price per share of Company Common Stock no less than the fair market value of a share of Company Common Stock as of the relevant date of grant and issuances of Company Restricted Shares under the Company Stock Plans (A) to any officer or employee of the Company or any of its Subsidiaries in connection with the assumption by such officer or employee of material new or additional responsibilities, (B) in connection with new hires, (C) to respond to offers of employment made by third parties and (D) to any officer or employee of the Company or any of its Subsidiaries in the ordinary course of business in accordance with past practice, in each case following consultation with Parent and provided that the amounts so granted shall not exceed the amounts granted to such persons (or persons similarly situated in the case of new or additional responsibilities or new hires) during 2007.
               (d) Acquire or agree to acquire by merging or consolidating with, or by purchasing an equity interest in or any of the assets of, or by any other manner, any business or any corporation, partnership or other business organization or division, or otherwise acquire or agree to acquire any assets (other than inventory and other items in the ordinary course of business), except for all such acquisitions involving aggregate consideration of not more than $50 million;
               (e) Except for transactions among the Company and its Subsidiaries, redeem, purchase, acquire or offer to purchase or acquire any shares of its capital stock or any options, warrants or rights to acquire any of its capital stock or any security convertible into or exchangeable for its capital stock other than (i) the acquisition by the Company of shares of Company Common Stock in connection with the surrender of shares of Company Common Stock by holders of Company Stock Options in order to pay the exercise price of the Company Stock Options, (ii) the withholding of shares of Company Common Stock to satisfy Tax obligations with respect to awards granted pursuant to the Company Stock Plans, (iii) the acquisition by the Company of Company Stock Options, Company Restricted Shares and

Company Stock Equivalents in connection with the forfeiture of such awards, (iv) the acquisition by the trustee of the Company 401(k) Plan of shares of Company Common Stock in order to satisfy participant investment elections under the Company 401(k) Plan or (v) any acquisition, directly or indirectly, of any shares of its capital stock from any former employee, director or consultant at a price not greater than the then current fair market value in accordance with agreements in effect on the date of this Agreement providing for the repurchase of shares in connection with any termination of service to such party;
               (f) Sell, lease, license or otherwise dispose of any of its properties or assets, other than (i) sales or dispositions of assets in the ordinary course of business or as may be required by applicable Law, (ii) sales of inventory and other current assets in the ordinary course of business, (iii) sales or dispositions of assets in one or a series of related transactions having an aggregate value of $25 million or less or (iv) divestitures pursuant to Section 6.05;
               (g) (i) Increase or agree to increase the compensation or benefits payable or to become payable to the directors, officers or employees of the Company or any of its Subsidiaries, except (A) for increases in cash compensation (including bonuses) of such officers or employees in the ordinary course of business in accordance with past practices and following consultation with Parent, (B) as provided under any Company Employee Plan or any other contractual arrangement as in effect on the date of this Agreement, (C) in connection with the assumption by such officer or employee of material new or additional responsibilities and following consultation with Parent and provided that the amounts so granted, combined with such officer’s or employee’s existing compensation and benefits, shall not exceed the aggregate amount of compensation of the person similarly situated after taking into account such new or additional responsibilities, or (D) to respond to offers of employment made by third parties; (ii) other than as specifically set forth in Section 5.01(g) of the Company Disclosure Letter, grant any additional severance or termination pay to, or enter into any employment or severance agreements with, any employees or officers, other than (A) payments or agreements paid to or entered into with employees (other than executive officers) in the ordinary course of business in accordance with past practices and following consultation with Parent or (B) as provided under any Company Employee Plan or any other contractual arrangement as in effect on the date of this Agreement, (iii) establish, adopt, enter into or materially and adversely amend any collective bargaining agreement (other than as required by Law) or (iv) establish, adopt, enter into, materially amend or terminate any Company Employee Plan (except for any amendments in order to comply with applicable Law (including Section 409A of the Code) or as expressly permitted by clause (i) or (ii) of this Section 5.01(g));
               (h) Amend or propose to amend its charter or by-laws;
               (i) Incur any indebtedness for borrowed money other than (i) borrowings pursuant to credit agreements in effect as of the date hereof or replacement credit agreements on substantially similar terms as the Company’s credit agreements in effect as of the date hereof and having aggregate borrowing capacity not to exceed 150% of the Company’s borrowing capacity under its existing credit agreements and (ii) seller financings in connection with acquisitions permitted by this Section 5.01;

               (j) Enter into any agreement or arrangement that limits or otherwise restricts the Company or any of its Subsidiaries or any of their respective affiliates or any successor thereto from engaging or competing in any line of business or in any geographic area;
               (k) Change any method or principle of financial accounting in a manner that is inconsistent with past practice, except to the extent required by GAAP or change in Law as advised by the Company’s regular independent accountants, make, change or revoke any material Tax election, settle or compromise any material Tax Liability or refund, enter into any closing agreement with respect to material Taxes, agree to any adjustment of any material Tax attribute, file or surrender any claim for a material refund of Taxes, execute or consent to any waivers extending the statutory period of limitations with respect to the collection or assessment of material Taxes, file any material amended Tax Return or obtain any material Tax ruling;
               (l) Make or commit to make any capital expenditures other than in the ordinary course of business;
               (m) Take any action that is intended or would reasonably be expected to result in any of the conditions to the Merger in Article VII not being satisfied;
               (n) Take, or agree in writing or otherwise to take, any of the actions described in paragraphs (a) through (m) above;
               (o) Take any action to exempt or make not subject to (1) the provisions of Section 203 of the DGCL or (2) any other state takeover statute or state Law that purports to limit or restrict business combinations or the ability to acquire or vote shares, any person (other than Parent and its Subsidiaries) or any action taken thereby, which person or action would have otherwise been subject to the restrictive provisions thereof and not exempt therefrom; or
               (p) Repay indebtedness for borrowed money with the proceeds from any assets sold other than in the ordinary course of business.
          Nothing contained in this Agreement shall give to Parent, directly or indirectly, rights to control or direct the Company’s operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision of its operations.
          Section 5.02 Covenants of Parent. Except as expressly contemplated by this Agreement or as set forth in Section 5.02 of the Parent Disclosure Letter, Parent shall not (and shall not permit any of its Subsidiaries to), without the prior written consent of the Company (which consent shall not be unreasonably withheld or delayed):
               (a) Solely in the case of Parent, declare or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any of its capital stock, or split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock;

               (b) Acquire or agree to acquire by merging or consolidating with, or by purchasing an equity interest in or any of the assets of, or by any other manner, any business or any corporation, partnership or other business organization or division, or otherwise acquire or agree to acquire any assets (other than inventory and other items in the ordinary course of business), or take any other action, in any such case that could reasonably be expected to delay, prevent or interfere with the consummation of the Merger;
               (c) Amend or propose to amend its charter or by-laws in a manner that would reasonably be expected to adversely impact (i) the consummation of the Merger or (ii) the Company or its stockholders, other than in the same respect as all other holders of Parent Common Stock;
               (d) Change any method or principle of financial accounting in a manner that is inconsistent with past practice, except to the extent required by GAAP or change in Law as advised by Parent’s regular independent accountants, make or change any material tax election, or settle or compromise any material Tax Liability or refund;
               (e) Take any action that is intended or would reasonably be expected to result in any of the conditions to the Merger in Article VII not being satisfied; or
               (f) Take, or agree in writing or otherwise to take, any of the actions described in paragraphs (a) through (e) above.
          Nothing contained in this Agreement shall give the Company, directly or indirectly, rights to control or direct Parent’s operations prior to the Effective Time. Prior to the Effective Time, Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision of its operations.
          Section 5.03 Cooperation. Subject to compliance with applicable Law, from the date hereof until the Effective Time, each of the Company and Parent shall confer on a regular and frequent basis with one or more Representatives of the other party to report on the general status of ongoing operations.
ARTICLE VI.
ADDITIONAL AGREEMENTS
          Section 6.01 No Solicitation.
               (a) Neither the Company nor any of its Subsidiaries nor any of the officers, directors or employees of the Company or its Subsidiaries shall, and the Company shall use all reasonable best efforts to cause its and its Subsidiaries’ attorneys, accountants, investment bankers, financial advisors and other agents and representatives (collectively, “Representatives”) not to, and on becoming aware of it will use its best efforts to stop any such person from continuing to, directly or indirectly, (i) solicit, initiate, knowingly encourage, or facilitate (including by way of furnishing information) any inquiries, proposals or offers that constitute, or could reasonably be expected to lead to, an Acquisition Proposal, (ii) engage in any negotiations or discussions concerning, or provide any non-public information of the Company or its Subsidiaries to any person relating to, or take any other action to facilitate any inquiries or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, any Acquisition Proposal (other than informing persons of the existence of the provisions contained in this Section 6.01), or (iii) enter into any agreement, arrangement or understanding (other than a confidentiality agreement entered into in accordance with this Section 6.01(a)) contemplating or relating to any Acquisition Proposal or requiring the Company to abandon, terminate or fail to consummate the Merger or any other transaction contemplated by this Agreement; provided, however, that, prior to receipt of the Company Stockholder Approval, nothing contained in this Agreement shall prevent the Company, or its Board of Directors, from (A) furnishing non-public information to, or entering into discussions or negotiations with, any person in connection with a bona fide written Acquisition Proposal by such person, if and only to the extent that (1) such Acquisition Proposal was made after the date of this Agreement and shall not have been withdrawn, (2) such Acquisition Proposal was not solicited, initiated, knowingly encouraged or facilitated after the date of this Agreement in breach of, and did not otherwise result from a breach of, this Section 6.01(a), (3) the Board of Directors of the Company determines in good faith, after consultation with its outside counsel and financial advisors, that such Acquisition Proposal is, or is reasonably likely to lead to, a Superior Proposal, (4) prior to furnishing such non-public information to, or entering into discussions or negotiations with, such person, the Company receives from such person an executed confidentiality agreement with terms as to confidentiality no less favorable in all material respects to the Company than those contained in the Confidentiality Agreement dated April 25, 2007 between the Company and Parent (the “Confidentiality Agreement”), and (5) prior to furnishing such non-public information or providing access to its properties, books or records, the Company has complied with the provisions of Section 6.01(b); (B) complying with Rule 14e-2 or Rule 14d-9 promulgated under the Exchange Act with regard to an Acquisition Proposal; provided that, with respect to this clause (B), any Change of Recommendation is made in compliance with Section 6.01(e); or (C) taking any action permitted to be taken pursuant to the last sentence of Section 6.01(c). The Company agrees that, in the event that it receives a Superior Proposal, for the four Business Day period commencing on the date on which it delivers notice of such Superior Proposal to Parent in accordance with Section 6.01(b), it shall, if requested by Parent, negotiate in good faith with, and cause its financial and legal advisors to negotiate in good faith with, Parent to attempt to make such adjustments in the terms and conditions of this Agreement as would enable the Company to proceed with the transactions contemplated herein (it being understood and agreed that any amendment to the financial terms or any other material term of any such Superior Proposal shall require a new notice to Parent regarding such Superior Proposal and a new four Business Day period and related negotiation obligation).
               (b) The Company shall notify Parent promptly in writing after receipt (and in any event within one Business Day) by the Company (or its Representatives) of any Acquisition Proposal, any inquiries or contacts that are reasonably likely to lead to an Acquisition Proposal, or any request for non-public information or access to the properties, books or records of the Company relating to or which could reasonably be expected to lead to an Acquisition Proposal. Such notice shall be made orally and in writing and shall indicate in reasonable detail the identity of the offeror and the terms and conditions of such proposal, inquiry or contact. The Company shall (i) continue to keep Parent informed, on a prompt basis (and in any event within two Business Days), of the status of any material developments (including any changes or adjustments made to or proposed to be made to the terms of any such Acquisition Proposal), (ii) provide to Parent promptly (and in any event within two Business

Days) after receipt or delivery thereof with copies of the Acquisition Proposal (including any amendments or supplements thereto); provided that the Company shall not be required to disclose its internal analyses relating to any such Acquisition Proposal, and (iii) provide to Parent a list of, and copies of, the due diligence information provided to the person making such inquiry, contact, proposal, offer or request concurrently with delivery to such person and immediately provide Parent with access to all due diligence information to which the person making such inquiry, contact, proposal, offer or request was provided access (except for any such information previously provided to Parent). The Company shall promptly provide to Parent reasonable advance written notice of any scheduled meeting of the Board of Directors of the Company to make a determination that an Acquisition Proposal is a Superior Proposal.
               (c) The Company shall immediately cease and cause to be terminated all existing activities, discussions or negotiations by it, its Subsidiaries and their respective Representatives with any person other than Parent conducted heretofore with respect to any Acquisition Proposal. The Company also agrees, if it has not already done so, to promptly request each person, if any, that has heretofore executed a confidentiality agreement within 12 months prior to the date hereof in connection with any Acquisition Proposal to return or destroy all confidential information heretofore furnished to such person by or on behalf of it or its Subsidiaries. The Company shall not modify, amend or terminate, or waive, assign or release any material rights or claims, or grant any consent under, any confidentiality agreement relating to any Acquisition Proposal or otherwise under any standstill or similar agreement or fail to fully enforce any such agreement upon the request of Parent. Notwithstanding the foregoing, the Company may grant a consent or waiver under, or otherwise fail to enforce, any such agreement in order to permit a person to make an unsolicited (after the date of this Agreement) Acquisition Proposal to the Company provided that the Company has otherwise complied with this Section 6.01, that upon any grant of waiver or consent, Parent is promptly notified of such waiver or consent and that the Company shall have similarly waived or modified any similar provision in the Confidentiality Agreement as it relates to Parent.
               (d) The Company shall take such action as is necessary to inform promptly its Representatives of the provisions of this Section 6.01. The Company agrees that any violation of Section 6.01 by any of the Company’s Subsidiaries or any of the Representatives shall be deemed to be a breach of Section 6.01 by the Company.
               (e) Neither the Board of Directors of the Company nor any committee thereof shall (i) fail to make, withdraw or modify in a manner adverse to Parent, or publicly propose to withdraw or modify in a manner adverse to Parent, the Company Recommendation, (ii) approve any letter of intent, agreement in principle, acquisition agreement or similar agreement relating to any Acquisition Proposal or (iii) approve, endorse or recommend, or publicly propose to approve, endorse or recommend, any Acquisition Proposal. Notwithstanding the foregoing provisions of Section 6.01(a) and this Section 6.01(e), if, prior to receipt of the Company Stockholder Approval, (w) the Company’s Board of Directors shall have determined in good faith, after consultation with outside counsel, that the failure to take the actions described in clauses (A) and/or (B) below would be inconsistent with its fiduciary duties under applicable Law, (x) the Company’s Board of Directors has notified Parent in writing of the determination described in clause (w), which notice shall specify in reasonable detail the material events giving rise thereto, (y) at least four Business Days following receipt by Parent of the notice referred to in clause (x) above, and taking into account any revised proposal made by Parent since receipt of the notice referred to in clause (x) above, the Company’s Board of Directors maintains its determination described in clause (w) above, provided, that, during such period after receipt by Parent of such notice, the Company has, if requested by Parent, negotiated in good faith with, and caused the Company’s financial and legal advisors to negotiate in good faith with, Parent to attempt to make such adjustments in the terms and conditions of this Agreement as would enable the Company to proceed with the transactions contemplated herein, and (z) the Company is in compliance with this Section 6.01, the Company’s Board of Directors may (A) fail to make, withdraw or modify the Company Recommendation (a “Change of Recommendation”) and/or (B) upon termination of this Agreement in accordance with Section 8.01(h) and concurrent payment of the termination fee in accordance with Section 8.03, approve and enter into an agreement relating to an Acquisition Transaction that constitutes a Superior Proposal. Nothing in this Section 6.01 shall permit the Company to terminate this Agreement except as specifically provided in Article VIII or affect any other obligation of the Company under this Agreement.
               (f) Nothing contained in Section 6.01 or otherwise in this Agreement shall prohibit the Company from making any disclosure to its stockholders if, in the good faith judgment of its Board of Directors, after consultation with outside legal counsel, failure so to disclose would result in a breach of applicable Law (including Delaware Law and the federal securities Laws).
          Section 6.02 Proxy Statement/Prospectus; Registration Statement.
               (a) As promptly as practical after the date of this Agreement, the Company and Parent shall prepare and file with the SEC the Proxy Statement, and Parent shall prepare and file with the SEC the Registration Statement, in which the Proxy Statement will be included as a prospectus. The Company and Parent shall use all reasonable efforts to cause the Registration Statement to become effective as soon after such filing as practical. The Proxy Statement, and any amendment or supplement thereto, shall include the Company Recommendation, subject to Section 6.01(e). The parties shall notify each other promptly of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Proxy Statement or the Registration Statement or for additional information and shall supply each other with copies of all correspondence between such or any of its Representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Proxy Statement, the Registration Statement or the Merger. If, at any time prior to the receipt of the Company Stockholder Approval, any event occurs with respect to the Company, Parent or any of their respective Subsidiaries, or any change occurs with respect to other information supplied by a party for inclusion in the Proxy Statement or the Registration Statement, which is required to be described in an amendment of, or a supplement to, the Proxy Statement or the Registration Statement, such party shall promptly notify the other party of such event, and the Company and Parent shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Proxy Statement and the Registration Statement and, as required by Law, in disseminating the information contained in such amendment or supplement to the Company’s stockholders.

               (b) The Company and Parent shall make all necessary filings with respect to the Merger under the Securities Act, the Exchange Act, applicable state blue sky Laws and the rules and regulations thereunder.
          Section 6.03 Access to Information. Upon reasonable notice, Parent and the Company shall each (and shall cause each of their respective Subsidiaries to) afford to the Representatives of the other reasonable access, during normal business hours during the period prior to the Effective Time or the termination of this Agreement, to its properties, books, contracts, commitments and records and, during such period, each of Parent and the Company shall (and shall cause each of their respective Subsidiaries to) furnish promptly to the other (a) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities Laws and (b) all other information concerning its business, properties and personnel as such other party may reasonably request. Unless otherwise required by Law, the parties will hold any information obtained pursuant to this Section 6.03 in confidence in accordance with the Confidentiality Agreement. No information or knowledge obtained in any investigation pursuant to this Section 6.03 shall affect or be deemed to modify any representation or warranty contained in this Agreement or the conditions to the obligations of the parties to consummate the Merger. Notwithstanding the foregoing or Section 6.05, neither the Company nor Parent shall be required to (a) provide any information which it reasonably believes it may not provide to the other party by reason of contractual or legal restrictions, including applicable Law (and in such circumstances, the parties shall use their reasonable best efforts to make reasonable and appropriate substitute disclosure arrangements), or which it believes is competitively sensitive information, or (b) take any action that would jeopardize any attorney-client privilege of such party or its Subsidiaries (and in such circumstances, the parties shall use their reasonable best efforts to make reasonable and appropriate substitute disclosure arrangements). In addition, the Company and Parent may designate any competitively sensitive information provided to the other under this Agreement as “outside counsel only” and such information shall be given only to outside counsel of the recipient. Each party will use reasonable efforts to minimize any disruption to the businesses of the other party and its Subsidiaries which may result from the requests for access, data and information hereunder.
          Section 6.04 Stockholders Meeting. (a) The Company shall, as promptly as practicable after the date hereof, take all actions necessary in accordance with federal securities laws, the DGCL and its certificate of incorporation and by-laws to call, give notice of, convene and hold the Company Stockholders’ Meeting to be held on the earliest practicable date determined in consultation with Parent for the purpose of voting upon this Agreement and the Merger. Subject to Section 6.01(a) and Section 6.01(e) and unless there has been a Change of Recommendation, the Company shall use all reasonable efforts to solicit from stockholders of the Company proxies in favor of the adoption of this Agreement and the Merger. Notwithstanding any Change of Recommendation, the Company shall nevertheless submit this Agreement and the Merger to the stockholders of the Company for the purpose of obtaining the Company Stockholder Approval at the Company Stockholders’ Meeting and nothing contained herein shall be deemed to relieve the Company of such obligation, unless this Agreement shall have been terminated in accordance with its terms prior to the Company Stockholders’ Meeting. Other than a Superior Proposal that the Board of Directors of the Company has resolved to accept and given notice to Parent of in accordance with Section 8.01(h), the Company shall not submit to the vote of its stockholders any Acquisition Proposal; provided, that the foregoing shall not affect any rights set forth in Section 6.01.
          Section 6.05 Appropriate Actions; Consents; Filings.
               (a) The Company and Parent shall each use their reasonable best efforts to (i) take, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary and proper under applicable Law to consummate and make effective the transactions contemplated hereby as promptly as practicable, (ii) obtain from any Governmental Entity or any other third party any consents, licenses, permits, waivers, approvals, authorizations, or orders required to be obtained or made by the Company or Parent or any of their Subsidiaries in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby including the Merger, and (iii) as promptly as practicable, make all necessary filings, and thereafter make any other required submissions, with respect to this Agreement and the Merger required under (A) the Securities Act and the Exchange Act, and any other applicable federal or state securities Laws, (B) the HSR Act and any related governmental request thereunder, and (C) any other applicable Law. The Company and Parent shall cooperate with each other in connection with the making of all such filings, including providing copies of all such documents to the non-filing party and its advisors prior to filing and, if requested, to accept all reasonable additions, deletions or changes suggested in connection therewith. Subject to Section 6.03, Parent and the Company shall use their reasonable best efforts to furnish to each other all information required for any application or other filing to be made pursuant to the rules and regulations of any applicable Law (including all information required to be included in the Proxy Statement and the Registration Statement) in connection with the transactions contemplated by this Agreement.
               (b) The Company and Parent agree, and shall cause each of their respective Subsidiaries, to cooperate and to use their reasonable best efforts to obtain any government clearances or approvals required for Closing under the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other Federal, state or foreign Law or, decree designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization or restraint of trade (collectively “Antitrust Laws”), to obtain the expiration of any applicable waiting period under any Antitrust Laws, to respond to any government requests for information under any Antitrust Law, and to contest and resist any action, including any legislative, administrative or judicial action, and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) (an “Order”) that restricts, prevents or prohibits the consummation of the Merger or any other transactions contemplated by this Agreement under any Antitrust Law. The parties hereto will consult and cooperate with one another, and consider in good faith the views of one another, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to any Antitrust Law. Notwithstanding anything to the contrary in this Section 6.05, neither the Company nor Parent nor any of their respective Subsidiaries shall be required (i) to divest or hold separate any of their respective businesses, product lines or assets, or to take or agree to take any other action or agree to any limitation, that, in any such case, would reasonably be expected to have a material adverse effect on the financial condition, results of operations or prospects of either Parent and its Subsidiaries, taken as a whole, or the Company and its Subsidiaries, taken as a whole, or (ii) to agree to or effect any divestiture, hold separate any business or take any other action that is not conditioned on the consummation of the Merger.
               (c) Each of Parent and the Company shall give (or shall cause their respective Subsidiaries to give) any notices to third parties, and use, and cause their respective Subsidiaries to use, their reasonable efforts to obtain any third party consents related to or required in connection with the Merger that are (i) necessary to consummate the transactions contemplated hereby, (ii) disclosed or required to be disclosed in the Parent Disclosure Letter or the Company Disclosure Letter, as the case may be, or (iii) required to prevent a Parent Material Adverse Effect or a Company Material Adverse Effect from occurring prior to or after the Effective Time. If any party shall fail to obtain any consent from a third person described in this subsection (c), such party shall use its reasonable efforts, and shall take any such actions reasonably requested by the other party hereto, to limit the adverse effect upon the Company and Parent, their respective Subsidiaries, and their respective businesses resulting, or that could reasonably be expected to result after the Effective Time, from the failure to obtain such consent.
               (d) Each of the Company and Parent shall give prompt notice to the other of (i) any notice or other communication from any person alleging that the consent of such person is or may be required in connection with the Merger, (ii) any notice or other communication from any Governmental Entity in connection with the Merger (including any filings, correspondence or other communication with the SEC), (iii) any actions, suits, claims, investigations or proceedings commenced or threatened in writing against, relating to or involving or otherwise affecting the Company, Parent, Merger Sub or their respective Subsidiaries that relate to the consummation of the Merger and (iv) if there has been a material change in its current or future business, financial condition or results of operations or any event or condition that might reasonably be expected to cause or result in any of its representations or warranties contained herein to be untrue or inaccurate in any material respect or to materially delay or impede the ability of any of the Company, Parent or Merger Sub, respectively, to consummate the transactions contemplated by this Agreement or to fulfill their respective obligations set forth herein. In furtherance and not in limitation of the covenants of the Company herein, the Company shall promptly advise Parent orally and in writing of any litigation, arbitration, suit, claim, action, charge or proceeding brought by any stockholder of the Company against the Company and/or its directors relating to this Agreement, including the Merger, and shall keep Parent reasonably informed regarding any such matters. The Company shall give Parent the opportunity to participate in the defense or settlement of any such matter, shall consider in good faith Parent’s advice with respect to such matter and shall not settle any such matter without the prior written consent of Parent (which consent shall not be unreasonably delayed or withheld). In addition, prior to the termination of this Agreement pursuant to Article VIII, except as required by Law, the Company shall not voluntarily cooperate with any third party that may hereafter seek to restrain or prohibit or otherwise oppose the transactions contemplated by this Agreement, including the Merger, and shall cooperate with Parent to resist any such effort to restrain or prohibit or otherwise oppose the transactions contemplated by this Agreement, including the Merger; provided, however, that this sentence shall in no way restrict the rights of the Company and its Board of Directors under Section 6.01.

          Section 6.06 Public Disclosure. The Company and Parent shall agree on the form and content of the initial joint press release regarding the transactions contemplated hereby, and thereafter shall consult with each other before issuing any press release or otherwise making any public statement with respect to the Merger or this Agreement and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by Law or the rules and regulations of the NYSE.
          Section 6.07 Rule 145. Prior to the filing of the Joint Proxy Statement with the SEC, the Company will provide to Parent a list of those persons who are, in the Company’s reasonable judgment, “affiliates” of the Company within the meaning of Rule 145 promulgated under the Securities Act (“Rule 145”). The Company shall provide such information and documents as Parent shall reasonably request for purposes of reviewing such list and shall notify Parent in writing regarding any change in the identity of its “affiliates” for purposes of Rule 145 prior to the Closing Date. The Company shall use its reasonable efforts to deliver or cause to be delivered to Parent by the Effective Time from each person identified as an “affiliate” for purposes of Rule 145 an executed affiliate agreement in substantially a form as mutually agreed to by the Company and Parent, by which each such person agrees to comply with the applicable requirements of Rule 145 (an “Affiliate Agreement”). Parent will not be required to maintain the effectiveness of the Registration Statement for the purpose of resales by stockholders of the Company who may be affiliates of the Company pursuant to Rule 145 and shall be entitled to place appropriate legends on the certificates evidencing any Parent Common Stock to be received by such affiliates of the Company pursuant to the terms of this Agreement, and to issue appropriate stop transfer instructions to the transfer agent for the Parent Common Stock, consistent with the terms of the Affiliate Agreements (provided that such legends or stop transfer instructions shall be removed, two years after the Closing Date, upon the request of any stockholder that is not then an Affiliate of Parent). This Section 6.07 shall automatically become inoperative at such time as and to the extent the amendments to Rule 145 set forth in the SEC’s Release No. 33-8869 make the current provisions of Rule 145 no longer applicable with respect to transactions contemplated in this Section 6.07.
          Section 6.08 Section 16 Matters. Prior to the Effective Time, Parent, Merger Sub and the Company shall take all steps as may be required to cause (i) any disposition of shares of Company Common Stock (including derivative securities with respect to Company Common stock) resulting from the Merger or the other transactions contemplated by this Agreement by each individual who will be immediately prior to the Effective Time subject to the reporting requirements of Section 16(a) of the Exchange Act (“Section 16”) with respect to the Company, to be exempt under Rule 16b-3 under the Exchange Act and (ii) any acquisition of shares of Parent Common Stock (including derivative securities with respect to Parent Common Stock) resulting from the Merger or the other transactions contemplated by this Agreement by each individual who may become subject to the reporting requirements of Section 16 with respect to Parent, to be exempt under Rule 16b-3 under the Exchange Act.
          Section 6.09 NYSE Listing. Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued (i) in the Merger, (ii) upon the exercise of the outstanding Company Stock Options, as assumed and converted, pursuant to Section 6.10(a) and (iii) pursuant to the New Stock Purchase Rights as set forth in Section 6.10(b), to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Closing Date.

          Section 6.10 Stock Plans.
               (a) (i) At the Effective Time, each Company Stock Option, whether vested or unvested, outstanding immediately prior to the Effective Time shall be assumed by Parent and converted into an option to purchase shares of Parent Common Stock in accordance with this Section 6.10(a). Each Company Stock Option as so assumed and converted shall continue to have, and be subject to, the same terms and conditions as set forth in the applicable Company Stock Plan and any agreements thereunder immediately prior to the Effective Time, except that, as of the Effective Time, each Company Stock Option as so assumed and converted shall be exercisable for that number of whole shares of Parent Common Stock (rounded down to the nearest whole share) equal to the product of (x) the number of shares of Company Common Stock subject to such Company Stock Option multiplied by (y) the Option Exchange Ratio, with a per share exercise price of Parent Common Stock (rounded up to the nearest whole cent) equal to the quotient of (a) the per share exercise price of such Company Stock Option divided by (b) the Option Exchange Ratio. For purposes of this Agreement, “Option Exchange Ratio” means the sum of (A) the Exchange Ratio and (B) the quotient of (i) the Cash Consideration per share of Company Common Stock divided by (ii) the average of the last reported sales prices of Parent Common Stock, as reported on the NYSE Composite Transactions Tape (as reported in The Wall Street Journal or, if not reported therein, in another authoritative source mutually selected by Parent and the Company), on each of the ten consecutive trading days immediately preceding the date of the Effective Time. It is intended that Company Stock Options assumed and converted into options to acquire Parent Common Stock in accordance with the foregoing shall qualify following the Effective Time as incentive stock options as defined in Section 422 of the Code to the extent such Company Stock Options qualified as incentive stock options immediately prior to the Effective Time and that the assumption and conversion be consistent with Section 424(a) of the Code and the Treasury regulations thereunder, and, if reasonably practicable, the provisions of this Section 6.10 shall be applied consistent with such intent.
                    (ii) As soon as practicable after the Effective Time, Parent shall deliver to the participants in Company Stock Plans appropriate notice setting forth such participants’ rights pursuant thereto and the grants pursuant to Company Stock Plans shall continue in effect on the same terms and conditions (subject to the adjustments required by this Section 6.10 after giving effect to the Merger).
                    (iii) The Board of Directors of the Company (or appropriate committee thereof) shall, prior to or as of the Effective Time, take all necessary actions, if any, pursuant to and in accordance with the terms of the Company Stock Plans and the instruments evidencing Company Stock Options, to provide for the assumption and conversion of Company Stock Options into options to acquire Parent Common Stock in accordance with this Section 6.10 without the consent of the holders of the Company Stock Options.
               (b) With respect to the ESPP, each participant’s accumulated payroll deductions shall be used to purchase shares of Company Common Stock immediately prior to the Effective Time in accordance with the terms of the ESPP, and the shares of Company Common Stock purchased thereunder shall be canceled at the Effective Time and converted into the right to receive the Merger Consideration pursuant to Section 2.01(b). The Company shall cause the

ESPP to terminate at the Effective Time, and no further purchase rights shall be granted or exercised under the ESPP thereafter.
               (c) Parent shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery upon exercise of the Company Stock Options assumed in accordance with this Section 6.10. As soon as reasonably practicable after the Effective Time, Parent shall file a registration statement on Form S-8 (or any successor or other appropriate form) with respect to the shares of Parent Common Stock subject to such Company Stock Options and shall use its reasonable best efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such Company Stock Options remain outstanding.
               (d) The Company Restricted Shares shall continue to vest and have the rights and be subject to the conditions as set forth in the respective Company Stock Plan and the award agreements governing such Company Restricted Shares.
          Section 6.11 Indemnification.
               (a) From and after the Effective Time, Parent and Merger Sub agree that they will indemnify and hold harmless each present and former director and officer of the Company and its Subsidiaries (the “Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, Liabilities or amounts paid in settlement (collectively, “Costs”) incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to any act or omission in their capacity as a director or officer occurring at or prior to the Effective Time (including for acts and omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby), whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under Delaware Law (and Parent shall also advance expenses as incurred to the fullest extent permitted under applicable Law; provided that, if required by Law, the Indemnified Party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Indemnified Party is not entitled to indemnification).
               (b) For six years from the Effective Time, Parent shall cause to be maintained in effect for the benefit of the Company’s directors and officers an insurance and indemnification policy that provides coverage for acts or omissions occurring prior to the Effective Time (the “D&O Insurance”) covering each person currently covered by the officers’ and directors’ liability insurance policies of the Company on terms with respect to coverage and in amounts no less favorable than those of the Company’s policies in effect on the date hereof with the same or comparable quality insurance carriers; provided, however, that Parent shall not be required to pay an annual premium for the D&O Insurance in excess of 300% of the premium for the 2007 fiscal year (the “Maximum Premium”); provided, further, if such D&O Insurance coverage cannot be obtained at all, or can only be obtained at an annual premium in excess of the Maximum Premium, Parent shall obtain the most advantageous policies of directors’ and officers’ insurance obtainable for an annual premium equal to the Maximum Premium. If requested to do so by the Company, Parent shall effect the foregoing by purchasing a “tail”

directors’ and officers’ liability insurance policy for the Company and its directors and officers if such a “tail” policy is available.
               (c) The provisions of this Section 6.11 are intended to be in addition to the rights otherwise available to the current and former officers and directors of the Company by Law, charter or by-law. In the event that Parent or the Survivor or any of their successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all its properties and assets to any person, then, and in each such case, Parent or the Survivor, as the case may be, shall cause proper provisions to be made so that the successors and assigns of Parent or the Survivor assume the obligations set forth in this Section 6.11. The obligations of Parent and the Survivor under this Section 6.11 shall not be terminated or modified in such a manner as to adversely affect any indemnitee to whom this Section 6.11 applies without the express written consent of such affected indemnitee (it being expressly agreed that the indemnitees to whom this Section 6.11 applies shall be third-party beneficiaries of this Section 6.11).
          Section 6.12 Letter of the Company’s Accountants. The Company shall use its reasonable best efforts to cause to be delivered to Parent two letters of each of Deloitte & Touche LLP, the Company’s independent registered public accountants, and Ernst & Young LLP, the Company’s former independent registered public accountants, one dated a date within two Business Days before the date on which the Registration Statement shall become effective and one dated a date within two Business Days of the Closing Date, each addressed to Parent, in form reasonably satisfactory to Parent and customary in scope and substance for letters delivered by independent registered public accountants in connection with registration statements similar to the Registration Statement. In connection with Parent’s efforts to obtain such letter, if requested by Deloitte & Touche LLP or Ernst & Young LLP, the Company shall provide a representation letter to such accounting firm complying with SAS 72, if then required.
          Section 6.13 Letter of Parent’s Accountants. Parent shall use its reasonable best efforts to cause to be delivered to the Company two letters of Ernst & Young LLP, Parent’s independent registered public accountants, one dated a date within two Business Days before the date on which the Registration Statement shall become effective and one dated a date within two Business Days of the Closing Date, each addressed to the Company, in form reasonably satisfactory to the Company and customary in scope and substance for letters delivered by independent registered public accountants in connection with registration statements similar to the Registration Statement. In connection with the Company’s efforts to obtain such letter, if requested by Ernst & Young LLP, Parent shall provide a representation letter to Ernst & Young LLP complying with SAS 72, if then required.
          Section 6.14 State Takeover Statutes. If any state takeover statute or state Law that purports to limit or restrict business combinations or the ability to acquire or vote shares is or may become applicable to the Merger or the other transactions contemplated by this Agreement, each of the Company and its Board of Directors and the Parent and its Board of Directors shall grant such approvals and take such other actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or Law on this Agreement and such transactions.
          Section 6.15 Tax-Free Reorganization Treatment.
               (a) The Company, Parent and Merger Sub shall use their reasonable best efforts, and shall cause their respective Subsidiaries to use their reasonable best efforts, to take or cause to be taken any action necessary for the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code. Neither the Company nor Parent shall, nor shall they permit any of their respective Subsidiaries to, take or cause to be taken any action that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.
               (b) This Agreement is intended to constitute, and the parties hereto hereby adopt this Agreement as, a “plan of reorganization” within the meaning Treasury Regulation Sections 1.368-2(g) and 1.368-3(a). Each of the Company, Merger Sub and Parent shall report the Merger as a reorganization within the meaning of Section 368(a) of the Code, unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.
               (c) The parties hereto shall cooperate and use their reasonable efforts in order for the Company to obtain the opinion of Cravath, Swaine & Moore LLP described in Section 7.02(c) and for Parent to obtain the opinion of Andrews Kurth LLP described in Section 7.03(c). In connection therewith, Parent, Merger Sub and the Company shall deliver to Cravath, Swaine & Moore LLP and Andrews Kurth LLP representation letters, dated and executed as of the dates of such opinions, containing customary factual statements, representations and covenants.
          Section 6.16 Parent Guarantee. Parent agrees to take all action necessary to cause Merger Sub to perform all of Merger Sub’s agreements, covenants and obligations under this Agreement and to consummate the Merger on the terms and subject to the conditions set forth in this Agreement.
          Section 6.17 Consent to Use of Financial Statements; Financing Cooperation. The Company will consent to Parent’s inclusion of any audited or unaudited financial statements, including those contained in any Company SEC Reports, relating to and prepared by the Company reasonably requested by Parent to be used in any financing or any filings that Parent desires to make with the SEC. In addition, the Company shall use reasonable best efforts, at Parent’s sole cost and expense, to obtain customary comfort letters from Deloitte & Touche LLP and Ernst & Young LLP regarding financial statements of the Company as reasonably requested by the lead underwriter(s) or initial purchaser(s) in connection with any registered or private offering or otherwise and to obtain the consent of Deloitte & Touche LLP and Ernst & Young LLP to the inclusion of the financial statements referenced above in appropriate filings with the SEC. Prior to the Closing, the Company shall provide Parent such information regarding the Company’s business, and make available such personnel, as Parent may reasonably request in order to assist Parent in connection with financing activities, including any public offerings to be registered under the Securities Act or private offerings.

          Section 6.18 Employee Matters.
               (a) From the Effective Time, and subject to Section 6.18(b), the employees of the Company and its Subsidiaries who remain in the employment of Parent, the Surviving Corporation or their Subsidiaries (the “Continuing Employees”) shall (i) be eligible to participate in all benefit plans and programs provided by Parent and its Subsidiaries as are provided to similarly situated employees of Parent and its Subsidiaries, (ii) be subject to the compensation plans, policies and practices of Parent and its Subsidiaries and (iii) not have their compensation (taken as a whole) reduced solely on account of the transaction contemplated by this Agreement.
               (b) To the extent that any employee benefit plan of Parent or its Subsidiaries is made available to any Continuing Employee, on or following the Effective Time, Parent shall cause to be granted to such Continuing Employee credit for all service with the Company and its Subsidiaries prior to the Effective Time (as well as service with any predecessor employer of the Company or any such Subsidiary, to the extent service with the predecessor employer is recognized by the Company or such Subsidiary) (such service, “Pre-Closing Service”) for all purposes, including determining eligibility to participate, level of benefits, vesting and benefit accruals (other than for benefit accrual purposes under any employee pension benefit plan (as defined in Section 3(2) of ERISA) that is a defined benefit pension plan); provided, however, that Pre-Closing Service need not be recognized to the extent that such recognition would result in any duplication of benefits for the same period of service.
               (c) With respect to any welfare plan maintained by Parent or any of its Subsidiaries in which any Continuing Employee is eligible to participate after the Effective Time, Parent shall, and shall cause the Survivor to, use commercially reasonable efforts to (i) waive all limitations as to preexisting conditions and exclusions with respect to participation and coverage requirements applicable to such employees to the extent such conditions and exclusions were satisfied or did not apply to such employees under the welfare plans of the Company and its Subsidiaries prior to the Effective Time and (ii) provide each Continuing Employee with credit for any co-payments and deductibles paid prior to the Effective Time in satisfying any analogous deductible or out-of-pocket maximum requirements to the extent applicable under any such plan.
ARTICLE VII.
CONDITIONS TO MERGER
          Section 7.01 Conditions to Each Party’s Obligation To Effect the Merger. The respective obligations of each party to this Agreement to effect the Merger shall be subject to the satisfaction or waiver prior to the Closing Date of the following conditions:
               (a) Stockholder Approval. The Company Stockholder Approval shall have been obtained.
               (b) Regulatory Approvals. The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated.
               (c) Approvals. Other than the filings provided for by Section 1.02 and Section 7.01(b), all authorizations, consents, orders or approvals of, or declarations or filings with, or expirations of waiting periods imposed by, any Governmental Entity the failure of which to file, obtain or occur is reasonably likely to have a Company Material Adverse Effect or a Parent Material Adverse Effect shall have been filed, been obtained or occurred.
               (d) Registration Statement. The Registration Statement shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order.
               (e) No Injunctions. No Governmental Entity or federal, state or foreign court of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Order or statute, rule, regulation which is in effect and which has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger.
               (f) NYSE. The shares of Parent Common Stock to be issued in the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance.
               (g) Litigation. There shall not be pending or threatened any suit, action or proceeding by any Governmental Entity, in each case that has a reasonable likelihood of success, (i) challenging the acquisition by Parent of any Company Common Stock, seeking to restrain or prohibit the consummation of the Merger or any other transaction contemplated hereby or seeking to obtain from the Company, Parent or Merger Sub any damages that are material in relation to the Company or Parent, (ii) seeking to prohibit or limit the ownership or operation by the Company, Parent or any of their respective Subsidiaries of any portion of the business or assets of the Company, Parent or any of their respective Subsidiaries, or to compel the Company, Parent or any of their respective Subsidiaries to dispose of or hold separate any portion of the business or assets of the Company, Parent or any of their respective Subsidiaries, as a result of the Merger or any other transaction contemplated hereby, and, in each case, if such business or assets relate to the Company or any of its Subsidiaries, such business or assets are material to the financial condition, results of operations or prospects of the Company and its Subsidiaries, taken as a whole, and if such business or assets relate to Parent or any of its Subsidiaries, such business or assets are material to the financial condition, results of operations or prospects of Parent and its Subsidiaries, taken as a whole, (iii) seeking to impose limitations on the ability of Parent to acquire or hold, or exercise full rights of ownership of, any shares of Company Common Stock, including the right to vote the Company Common Stock purchased by it on all matters properly presented to the stockholders of the Company, (iv) seeking to prohibit Parent or any of its Subsidiaries from effectively controlling in any material respect the business or operations of the Company and its Subsidiaries or (v) which otherwise is reasonably likely to have a Company Material Adverse Effect or a Parent Material Adverse Effect.
          Section 7.02 Additional Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is subject to the satisfaction of each of the following conditions, any of which may be waived in writing exclusively by the Company:
               (a) Representations and Warranties. The representations and warranties of Parent and Merger Sub contained in this Agreement (except for the representations and warranties contained in Sections 4.02 and 4.03(a)) shall be true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein)

at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein), individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect and the representations and warranties of Parent and Merger Sub contained in Sections 4.02 and 4.03(a) shall be true and correct in all material respects at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date). The Company shall have received a certificate signed on behalf of Parent by an executive officer of Parent to such effect.
               (b) Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date; and the Company shall have received a certificate signed on behalf of Parent by an executive officer of Parent to such effect.
               (c) Tax Opinion. The Company shall have received a written opinion dated as of the Closing Date based upon the representations of the parties contained in this Agreement and the representation letters described in Section 6.15 from Cravath, Swaine & Moore LLP, counsel to the Company, to the effect that, for federal income Tax purposes, the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code and that each of Parent, Merger Sub and the Company will be a party to such reorganization within the meaning of Section 368(b) of the Code, and such opinion shall not have been withdrawn, revoked or modified. The opinion referred to in this Section 7.02(c) shall not be waivable after receipt of the Company Stockholder Approval, unless further approval from the Company’s stockholders is obtained with appropriate disclosure.
               (d) Absence of Parent Material Adverse Effect. Since the date of this Agreement, there shall not have been any state of facts, event, change, effect, development, condition or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.
          Section 7.03 Additional Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are subject to the satisfaction of each of the following conditions, any of which may be waived, in writing, exclusively by Parent:
               (a) Representations and Warranties. The representations and warranties of the Company contained in this Agreement (except for the representations and warranties contained in Sections 3.02 and 3.03(a)) shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein), individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect and the representations and warranties of the Company contained in Sections 3.02 and 3.03(a) shall be true and correct in all material respects at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date). Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.
               (b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date; and Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.
               (c) Tax Opinion. Parent shall have received a written opinion dated as of the Closing Date based upon the representations of the parties contained in this Agreement and the representation letters described in Section 6.15 from Andrews Kurth LLP, counsel to Parent, to the effect that, for federal income Tax purposes, the Merger will be qualify as a reorganization within the meaning of Section 368(a) of the Code and that each of Parent, Merger Sub and the Company will be a party to such reorganization within the meaning of Section 368(b) of the Code, and such opinion shall not have been withdrawn, revoked or modified.
               (d) Absence of Company Material Adverse Effect. Since the date of this Agreement, there shall not have been any state of facts, event, change, effect, development, condition or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.
ARTICLE VIII.
TERMINATION AND AMENDMENT
          Section 8.01 Termination. This Agreement may be terminated at any time prior to the Effective Time (with respect to Sections 8.01(b) through 8.01(h), by written notice by the terminating party to the other party), whether before or after approval of the matters presented in connection with the Merger by the stockholders of the Company:
               (a) by mutual written consent of the Company, Parent and Merger Sub;
               (b) by either the Company or Parent, if the Merger is not consummated on or before August 31, 2008;
               (c) by either the Company or Parent, if a court of competent jurisdiction or other Governmental Entity shall have issued a nonappealable final Order or taken any other nonappealable final action, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger;
               (d) by either the Company or Parent, if, at the Company Stockholders’ Meeting (including any adjournment or postponement thereof) at which the Company Stockholder Approval is voted upon, the Company Stockholder Approval shall not have been obtained;

               (e) by Parent, if (i) the Board of Directors of the Company shall have withdrawn or modified the Company Recommendation; or (ii) the Board of Directors of the Company shall have recommended to the stockholders of the Company an Acquisition Transaction;
               (f) by the Company, if there has been a breach of any representation, warranty, covenant or agreement on the part of Parent or Merger Sub set forth in this Agreement, which breach (i) would cause the conditions set forth in Sections 7.02(a) or 7.02(b) not to be satisfied and (ii) is incapable of being cured, or is not reasonably expected to be able to be cured on or before the date set forth in Section 8.01(b), or if so curable, Parent has not initiated action to cure such breach within 10 Business Days following receipt by Parent of written notice of such breach, or is not thereafter continuing to take reasonable actions to cure such breach;
               (g) by Parent, if there has been a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, which breach (i) would cause the conditions set forth in Sections 7.03(a) or 7.03(b) not to be satisfied and (ii) is incapable of being cured, or is not reasonably expected to be able to be cured on or before the date set forth in Section 8.01(b), or if so curable, the Company has not initiated action to cure such breach within 10 Business Days following receipt by the Company of written notice of such breach, or is not thereafter continuing to take reasonable actions to cure such breach; or
               (h) by the Company, if prior to receipt of the Company Stockholder Approval, (i) the Company receives an Acquisition Proposal that is a Superior Proposal, (ii) the Board of Directors of the Company determines to approve and enter into an agreement relating to an Acquisition Proposal (other than a confidentiality agreement entered into pursuant to, and in accordance with, Section 6.1(a)) that constitutes a Superior Proposal, (iii) the Company shall have given Parent four Business Days’ prior written notice of its determination described in clause (ii) above, (iv) such Acquisition Proposal continues to constitute a Superior Proposal after taking into account any revised proposal made by Parent during such period of time and (v) the Board of Directors of the Company determines in good faith, after consultation with outside counsel, that the failure to accept such Superior Proposal would be inconsistent with its fiduciary duties under applicable Law; provided, however, that such termination shall not be effective until such time as payment of the Company Termination Fee required by Section 8.03(d)(i) shall have been made by the Company; provided further, that the Company’s right to terminate this Agreement under this Section 8.01(h) shall not be available if the Company breached Section 6.01 in any material respect in connection with such Superior Proposal.
Notwithstanding the foregoing, none of Parent, Merger Sub or the Company may terminate this Agreement under this Section 8.01 if the reason Closing has not occurred is the breach of any representation, warranty, covenant or agreement of such Person under this Agreement.
          Section 8.02 Effect of Termination. In the event of termination of this Agreement as provided in Section 8.01, this Agreement shall immediately become void and there shall be no liability or obligation on the part of the Company, Parent or Merger Sub or their respective officers, directors, stockholders or Affiliates, except as set forth in Sections 3.24, 4.16, 8.02, 8.03 and 9.06 and the second sentence of Section 6.03; provided that the provisions of the Confidentiality Agreement and Sections 6.03, 8.02, 8.03, 9.02, 9.04, 9.06, 9.07, 9.08 and 9.09 of

this Agreement shall remain in full force and effect and survive any termination of this Agreement. Nothing in this Section 8.02 shall relieve any party from liability for any knowing or willful misrepresentation or inaccuracy in any of its representations or warranties contained in this Agreement or any knowing or willful breach of any of its covenants or agreements contained in this Agreement.
          Section 8.03 Fees and Expenses.
               (a) Except as set forth in this Section 8.03, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, whether or not the Merger is consummated, except that each of the Company and Parent will bear and pay one-half of the costs and expenses incurred in connection with the filing, printing and mailing of the Proxy Statement (including SEC filing fees).
               (b) Parent shall pay the Company up to $5,000,000 as reimbursement for expenses of the Company actually incurred relating to the transactions contemplated by this Agreement prior to termination (including, but not limited to, reasonable fees and expenses of the Company’s Representatives, but excluding any discretionary fees paid to such Representatives), upon the termination of this Agreement by the Company pursuant to Section 8.01(f).
               (c) The Company shall pay Parent up to $5,000,000 as reimbursement for expenses of Parent and Merger Sub actually incurred relating to the transactions contemplated by this Agreement prior to termination (including, but not limited to, reasonable fees and expenses of Parent’s Representatives, but excluding any discretionary fees paid to such Representatives), upon the termination of this Agreement by Parent pursuant to Section 8.01(g).
               (d) Upon the earlier to occur of the events described in (i) or all the events described in (ii) below:
     (i) the termination of this Agreement pursuant to (A) Section 8.01(e) or (B) Section 8.01(h); or
     (ii) if (1) after the date of this Agreement, any person has made an Acquisition Proposal that has been publicly disclosed or any person publicly announces an intention to make an Acquisition Proposal, in each case, involving the Company which has not been publicly withdrawn, (2) this Agreement is terminated pursuant to Section 8.01(d), and (3) (A) within 12 months after the date of such termination, the Company enters into an agreement for any Acquisition Transaction and such Acquisition Transaction is thereafter consummated (whether before or after such 12 month period) or (B) within 12 months after the date of such termination, any Acquisition Transaction involving the Company is consummated (for the purposes of this Section 8.03(d)(ii)(3), the term “Acquisition Transaction” shall have the meaning assigned to such term in Section 9.03, except that all references to “20%” shall be changed to “50%”);
the Company shall pay to Parent a fee of $185.0 million (the “Company Termination Fee”).

          The Company’s payment of the Company Termination Fee pursuant to this subsection shall be the sole and exclusive remedy of Parent and Merger Sub against the Company and any of its Subsidiaries and their respective Representatives with respect to the occurrences giving rise to such payment. Notwithstanding the foregoing sentence, nothing in this Section 8.03(d) shall relieve the Company from liability for any knowing or willful misrepresentation or inaccuracy in any of its representations or warranties contained in this Agreement or any knowing or willful breach of any of its covenants or agreements contained in this Agreement.
               (e) The expenses and fees, if applicable, payable pursuant to Sections 8.03(b), 8.03(c), 8.03(d)(i)(A) or 8.03(d)(ii) shall be paid within one Business Day after the first to occur of all of the events described in Sections 8.03(b), 8.03(c), 8.03(d)(i)(A) or 8.03(d)(ii), respectively. The fees, if applicable, payable pursuant to Section 8.03(d)(i)(B) shall be paid concurrently with the termination of this Agreement. To the extent any expenses and fees shall become payable to a party hereunder, such expense and fees shall be paid by transfer of same-day funds to an account designated by the receiving party.
               (f) The parties each agree that the agreements contained in Section 8.03 are integral parts of the transaction contemplated by this Agreement and that, without these agreements, neither the Company nor Parent would enter into this Agreement. Accordingly, if a party fails to promptly pay the other party an amount due under this Section 8.03, such failing party shall pay the costs and expenses of such other party (including reasonable legal fees and expenses) in connection with any action, including the filing of any lawsuit or legal action, taken to collect payment, together with interest on the amount of the payment at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made.
          Section 8.04 Amendment. This Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the stockholders of the Company or the stockholders of Parent, but, after any such approval, no amendment shall be made which by Law requires further approval by such stockholders without such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.
          Section 8.05 Extension; Waiver. At any time prior to the Effective Time, the parties hereto, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party.

ARTICLE IX.
MISCELLANEOUS
          Section 9.01 Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 9.01 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time, including the agreements set forth in Article II.
          Section 9.02 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (which is confirmed) or mailed by registered or certified mail (return receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):
(a)	if to Parent or Merger Sub, to

National Oilwell Varco, Inc. 7909 Parkwood Circle Drive Houston, Texas 77036 Attn: General Counsel Telecopy: (713) 346-7995

with a copy to:

Andrews Kurth LLP 600 Travis Street, Suite 4200 Houston, Texas 77002 Attn: David C. Buck, Esq. Telecopy: (713) 220-4285

(b)	if to the Company, to

Grant Prideco, Inc. 400 N. Sam Houston Pkwy. East Suite 900 Houston, Texas 77060 Attn: General Counsel Telecopy: (281) 878-5732

with copies to:

Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, NY 10019 Attn: Scott A. Barshay, Esq. Telecopy: (212) 474-3700

Fulbright & Jaworski L.L.P. Fulbright Tower 1301 McKinney St., Suite 5100 Houston, TX 77010-3095 Attn: Charles Henry Still, Esq. Telecopy: (713) 651-5246
          Section 9.03 Definitions. (a) For purposes of this Agreement:
          “Acquisition Proposal” means any contract, offer or proposal (whether or not in writing and whether or not delivered to the stockholders of the Company) with respect to a potential or proposed Acquisition Transaction.
          “Acquisition Transaction” means any (a) merger, consolidation, business combination, or similar transaction involving the Company or its Subsidiaries (which Subsidiaries collectively represent 20% or more of the consolidated revenues, net income or assets of the Company and its Subsidiaries), (b) sale, lease or other disposition directly or indirectly by merger, consolidation, business combination, share exchange, joint venture, or otherwise of any business or assets of the Company or its Subsidiaries representing 20% or more of the consolidated revenues, net income or assets of the Company and its Subsidiaries, (c) issuance, sale, or other disposition of (including by way of merger, consolidation, business combination, share exchange, joint venture, or any similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 20% or more of the voting power of the Company, (d) transaction in which any person shall acquire beneficial ownership, or the right to acquire beneficial ownership or any group shall have been formed which beneficially owns or has the right to acquire beneficial ownership, of 20% or more of the outstanding voting capital stock of the Company or (e) any combination of the foregoing (in each case, other than the Merger).
          An “Affiliate” of any person means another person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person.
          “Business Day” means any day, other than (i) a Saturday or a Sunday or (ii) a day on which banking and savings and loan institutions in the State of Texas are authorized or required by Law to be closed.
          “Company Material Adverse Effect” means a Material Adverse Effect on the Company.

          “Environmental Law” means any federal, state, local or foreign Law, order, decree, permit, authorization, opinion, common law or agency requirement relating to: (A) the protection, preservation, investigation, remediation or restoration of environmental quality, health and safety, or natural resources, or (B) noise, odor, wetlands, pollution, contamination or any injury or threat of injury to persons or property.
          “Environmental Permits” means any material permit, license, authorization or approval required under applicable Environmental Law.
          “GAAP” means generally accepted accounting principles and practices in effect from time to time within the United States applied consistently throughout the period involved.
          “Hazardous Substance” means: (A) any substance that is listed, classified or regulated pursuant to or that could result in liability under any Environmental Law; (B) any petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, radioactive materials or radon; or (C) any other substance which is the subject of regulatory action by any Governmental Entity pursuant to any Environmental Law.
          “knowledge” of a person means, with respect to any matter in question, the actual knowledge of any executive officer of such person after inquiry of their respective direct reports.
          “Law” means any statute, law (including common law), ordinance, rule or regulation.
          “Liabilities” mean any direct or indirect liability, indebtedness, obligation, commitment, expense, claim, deficiency, guaranty or endorsement of or by any person of any type, whether accrued, absolute, contingent, matured, unmatured, liquidated, unliquidated, known or unknown.
          “Liens” means any mortgage, deed of trust, deed to secure debt, title retention agreement, pledge, lien, encumbrance, security interest, conditional or installment sale agreement, charge or other claims of third parties of any kind.
          “Material Adverse Effect” on a person means a material adverse effect on (i) the business, assets, liabilities or obligations, financial condition or results of operations of such person and its Subsidiaries, taken as a whole, (ii) the ability of such person to perform its obligations under this Agreement or (iii) the ability of such person to consummate the Merger and the other transactions to be performed or consummated by such person hereunder, other than in the case of (i), (ii) or (iii) any state of facts, event, change, effect, development, condition or occurrence relating to (A) the economy, or financial or capital markets, in the U.S. or in any other country in which such person or any of its Subsidiaries has significant operations or sales, which facts, events, changes, effects, developments, conditions or occurrences do not disproportionately affect such person relative to the other participants in the oilfield services industry, (B) the oilfield services industry in general in the U.S. or in any other country in which such person or any of its Subsidiaries has significant operations or sales, which facts, events, changes, effects, developments, conditions or occurrences do not disproportionately affect such person relative to the other participants in the oilfield services industry, (C) any change in such person’s stock price or trading volume, in and of itself (for the avoidance of doubt, this clause (C) shall not preclude either party from asserting that the underlying cause of any such change in stock price or trading volume is a Material Adverse Effect), (D) any change (after the date of this Agreement) in Law or in GAAP, (E) the announcement or pendency of this Agreement or the anticipated consummation of the Merger, including the impact thereof on such person’s relationships, contractual or otherwise, with employees, customers, suppliers, distributors or partners, (F) acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism threatened or underway as of the date of this Agreement, (G) earthquakes, hurricanes, tornados or other natural disasters, which facts, events, changes, effects, developments, conditions or occurrences do not disproportionately affect such person relative to the other participants in the oilfield services industry, (H) the Company’s failure in and of itself to meet any internal or published projections, forecasts or other predictions or published industry analyst expectations of financial performance (for the avoidance of doubt, this clause (H) shall not preclude either party from asserting that any underlying cause or causes of any such failure is a Material Adverse Effect), (I) any change in the price of oil or natural gas or the number of active drilling rigs operating in the geographic areas in which such person and its Subsidiaries have significant operations or sales or (J) any change in price of steel or other raw materials of the type and grade customarily purchased by such person and its Subsidiaries.
          “Parent Material Adverse Effect” means a Material Adverse Effect on Parent.
          A “person” means any individual, firm, corporation, partnership, company, limited liability company, trust, joint venture, association, Governmental Entity or other entity.
          “Subsidiary” means, with respect to any party, any corporation or other organization, whether incorporated or unincorporated, of which (i) such party or any other Subsidiary of such party is a general partner (excluding partnerships, the general partnership interests of which held by such party or any Subsidiary of such party do not have a majority of the voting interest in such partnership) or (ii) at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the Board of Directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries.
          “Superior Proposal” means any bona fide written proposal made by a third party to acquire substantially all the equity securities or assets of the Company (including substantially all of the assets of the Company’s Subsidiaries), pursuant to a tender or exchange offer, a merger, a consolidation, a liquidation or dissolution, a recapitalization, a sale of all or substantially all of its and its Subsidiaries’ assets or otherwise, on terms which the Board of Directors of the Company determines in good faith, after consultation with the Company’s outside legal counsel and financial advisors and after taking into account all material legal, financial, strategic, regulatory and other aspects of such proposal and the party making such proposal, (i) to be more favorable from a financial point of view to the holders of Company Common Stock than the Merger, taking into account all the terms and conditions of this Agreement (including any proposal by Parent to amend the terms of the Merger or this Agreement) and (ii) is reasonably likely to be consummated.

          “Tax” or, collectively, “Taxes,” means any and all federal, state, local or foreign gross receipts, income, profits, sales, use, value added, ad valorem, transfer, gains, franchise, withholding, payroll, recapture, employment, excise, unemployment, social security, license, occupation, business organization, stamp, environmental, property, severance, premium, custom duties, capital stock, disability, registration, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty or addition thereto, whether disputed or not.
          “Tax Return” means any return, declaration, report, claim for refund, or information return or statement, including any schedule or attachment thereto, and including any amendment thereof, relating to Taxes or filed or to be filed with any Tax authority.
               (a) The following are defined elsewhere in this Agreement, as indicated below:

Agreement	Preamble
Antitrust Laws	Section 6.05(b)
Bankruptcy and Equity Exception	Section 3.03(a)
Cash Consideration	Preamble
Certificate of Merger	Section 1.02
Certificates	Section 2.02(b)
Change of Recommendation	Section 6.01(e)
Closing	Section 1.03
Closing Date	Section 1.03
Code	Preamble
Company	Preamble
Company 401(k) Plan	Section 3.02(a)
Company Balance Sheet	Section 3.04(b)
Company Common Stock	Preamble
Company Disclosure Letter	Article III
Company Employee Plans	Section 3.13(a)
Company Material Contract	Section 3.10(a)
Company Material Leases	Section 3.08(a)
Company Intellectual Property	Section 3.09
Company Preferred Stock	Section 3.02(a)
Company Recommendation	Section 3.03(a)
Company Restricted Shares	Section 3.02(a)
Company SEC Reports	Section 3.04(a)
Company Stock Equivalent	Section 3.02(a)
Company Stock Options	Section 3.02(a)
Company Stock Plans	Section 3.02(a)
Company Stock Purchase Right	Section 6.09(b)
Company Stockholder Approval	Section 3.03(a)
Company Stockholders’ Meeting	Section 3.03(a)
Company Termination Fee	Section 8.03(d)
Confidentiality Agreement	Section 6.01(a)
Deferred Compensation Plans	Section 3.02(a)

D&O Insurance	Section 6.10(b)
DGCL	Preamble
Dissenting Share	Section 2.03
Effective Time	Section 1.02
ERISA	Section 3.13(a)
ESPP	Section 3.02(a)
Exchange Act	Section 3.03(c)
Exchange Agent	Section 2.02(a)
Exchange Fund	Section 2.02(a)
Exchange Ratio	Section 2.01(b)
Governmental Entity	Section 3.03(c)
HSR Act	Section 3.03(c)
Indemnified Parties	Section 6.11(a)
IRS	Section 3.07(c)
Proxy Statement	Section 3.16
Maximum Premium	Section 6.11(b)
Merger	Preamble
Merger Consideration	Preamble
Merger Sub	Preamble
New Stock Purchase Right	Section 6.09(b)
NYSE	Section 2.02(e)
Option Exchange Ratio	Section 6.09(a)
Order	Section 6.05(b)
Parent	Preamble
Parent Balance Sheet	Section 4.04(b)
Parent Common Stock	Preamble
Parent Disclosure Letter	Article IV
Parent Material Contract	Section 4.08(a)
Parent Preferred Stock	Section 4.02(a)
Parent SEC Reports	Section 4.04(a)
Parent Stock Plans	Section 4.02(a)
Registration Statement	Section 3.16
Representatives	Section 6.01(a)
Rule 145	Section 6.07
Sarbanes-Oxley Act	Section 3.23
SEC	Section 3.03(c)
Section 16	Section 6.07
Securities Act	Section 3.04(a)
Survivor	Section 1.01
          Section 9.04 Interpretation. When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.” The phrase “made available” in this Agreement shall mean that the information referred to has been made available if requested by the party to whom such information is to be made available. The phrases “the date of this Agreement”, “the date hereof,” and terms of similar import, unless the context otherwise requires, shall be deemed to refer to December 16, 2007. The parties to this Agreement have participated jointly in negotiating and drafting this Agreement. In the event an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption of burden of proof shall arise favoring or disfavoring any party to this Agreement by virtue of the authorship of any provision(s) of this Agreement.
          Section 9.05 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.
          Section 9.06 Entire Agreement; No Third Party Beneficiaries. This Agreement (including the documents and the instruments referred to herein) (a) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, and (b) except as provided in Section 6.11 are not intended to confer upon any person other than the parties hereto any rights or remedies hereunder. Each party hereto agrees that, except for the representations and warranties contained in this Agreement, none of Parent, Merger Sub or the Company makes any other representations or warranties, and each hereby disclaims any other representations and warranties made by itself or any of its officers, directors, employees, agents, financial and legal advisors or other Representatives, with respect to the execution and delivery of this Agreement, the documents and the instruments referred to herein, or the transactions contemplated hereby or thereby, notwithstanding the delivery or disclosure to the other or the other’s Representatives of any documentation or other information with respect to any one or more of the foregoing.
          Section 9.07 Governing Law. This Agreement shall be governed and construed in accordance with the Laws of the State of Delaware, without regard to the Laws that might be applicable under conflicts of Laws principles.
          Section 9.08 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties, except that Merger Sub may assign, in its sole discretion, any of or all its rights, interests and obligations under this Agreement to Parent or to any direct or indirect wholly owned Subsidiary of Parent, but no such assignment shall relieve Merger Sub of any of its obligations under this Agreement. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.
          Section 9.09 Enforcement; Waiver of Jury Trial.
               (a) The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to the fullest extent permitted by Law to an injunction or injunctions to prevent or restrain breaches, violations, defaults or threatened breaches, violations or defaults of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Court of Chancery of Delaware in the State of Delaware, this being in addition to any other remedy to which they are entitled at Law or in equity. In addition, each of the parties hereto (a) consents to submit itself to the personal jurisdiction of the state court located in the State of Delaware, and that the Court of Chancery shall be the exclusive jurisdiction in the event any dispute arises out of this Agreement or the Merger, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (c) agrees that it will not bring any action relating to this Agreement or the Merger in any court other than the Court of Chancery of Delaware in the State of Delaware. Each of the parties agrees that a final non-appealable judgment in any action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner permitted by Law.
               (b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.09(b).

          IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

NATIONAL OILWELL VARCO, INC.
By:	/s/ Merrill A. Miller, Jr.
	Name:	Merrill A. Miller, Jr.
	Title:	Chairman, President and Chief Executive Officer

NOV SUB, INC.
By:	/s/ Merrill A Miller, Jr.
	Name:	Merrill A. Miller, Jr.
	Title:	Chief Executive Officer

GRANT PRIDECO, INC.
By:	/s/ Michael McShane
	Name:	Michael McShane
	Title:	Chairman of the Board, President and Chief Executive Officer